SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Parent Company and Consolidated

Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2021

with Independent Auditor’s Report

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Financial Statements

December 31, 2021

Contents

Management Report	02
Report of the Statutory Audit Committee (“SAC”)	09
Fiscal Board’s Report	11
Officers’ Statement on the Financial Statements	12
Statement of the Executive Officers on the Independent Auditor’s Report	13
Independent auditor’s report on the individual and consolidated financial statements	14

MANAGEMENT REPORT

GOL’s results reflect the social capital it has built up over two decades of collaboration with its Customers, Employees, suppliers and investors.

Demand and sales growth with focus on margins

GOL is fully committed to judiciously expanding its operations to meet the growing demand for air travel, while also controlling costs and achieving operational efficiencies. The Company’s consolidated gross sales increased to R$4.0 billion in 4Q21, up 1.1% when compared to the same period in 2019. Average daily sales totaled R$43.8 million, a 59.6% sequential increase compared to 3Q21 and 63.3% above the level in 4Q20.

GOL opened two new domestic destinations in 4Q21: Bonito/MS (BYO), the renowned national ecotourism destination, departing from Congonhas/SP (CGH); and Pelotas (PET), in the Rio Grande do Sul countryside, connecting from Guarulhos/SP (GRU). In November, the Company resumed operations in Montevideo (MVD), Punta Cana (PUJ) and Cancún (CUN). As of December, GOL restarted flights to Cabo-Frio (CFB), on the coast of Rio de Janeiro, and to international destinations Buenos Aires (AEP) in Argentina and Paramaribo (PBM) in Suriname.

“We met the ongoing and strong recovery in demand for travel in the quarter with our unshakable discipline managing capacity and yields that surpassed the levels of 2019. We had our best quarterly result since the pandemic outbreak, reaching a 36% adjusted margin EBITDA. Our load factor (82.6%) and aircraft utilization (11.5 block hours/day) improved 1.5 p.p. and 29.2%, respectively, in relation to 4Q20, while the number of daily flights increased from 403 to 492 during the quarter.” said Kakinoff.

Acceleration of the transition to a 737 MAX fleet and environmental sustainability

The Company is accelerating its transition to the 737 MAX which will comprise 30% of its total fleet by the end of 2022. GOL has secured financing of up to US$600 million to finance 100% of the acquisition of 12 new 737 MAX 8 aircraft (10 finance leases and two sale-leasebacks), and generate additional credit lines to support the redelivery of 737 NG aircraft.

“Accelerating our fleet transformation positions us more competitively for growth through greater flexibility in our capacity management and enables the expansion of routes and destinations, which will ensure we are highly efficient at meeting fluctuations in travel demand. The MAX is also a key component in our goal to reach carbon neutrality by 2050, as this aircraft consumes 15% less fuel, produces 16% fewer carbon emissions and 40% less noise, and has a greater flight range than the NG model,” highlighted Celso Ferrer, Vice President of Operations.

As a result of this acceleration, the Company revised its forecast of the costs associated with the redelivery of its 737-NGs. Considering current conditions and projections, GOL recorded a non-recurring provision without cash effect of R$1.6 billion in the quarter’s results, related to contractual returns of 737 NGs that will occur until 2026. The Company estimates that it will achieve a reduction in the average age of its fleet by more than three years and a reduction of around 8% in its unit costs. As a result of this acceleration in the modernization of the current fleet, GOL will need fewer contractual extensions, will have greater predictability in executing its 737 NG aircraft return schedule, and will have a gradual reduction in maintenance expenses in the coming years.

“We are in the advantageous position of being able to optimize our capital structure through diverse access to financing sources via export credit agencies, capital markets, finance and operating leases. We are enhancing the Company’s value for all stakeholders through the increased efficiencies that we will achieve,” said Richard Lark, CFO.

Liquidity and capital structure management

GOL’s liquidity reached R$3.7 billion at the end of 4Q21. After the R$1.2 billion short-term debt refinancing, announced last October, the Company’s short-term debt totaled R$635 million at the end of 2021, the lowest level in four years. GOL has no significant debt amortizations in the next twelve months, and has sufficient long-term financing for the acquisition of new 737 MAX aircraft, a key part of the fleet transformation plan.

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“Although we had another challenging year, we fully honored our commitments to the global capital markets and amortized R$525 million in lease obligations, an amount 91.4% higher than in 4Q20, achieving the lowest leverage among our industry peers. Our key supplies have continued to constructively work with us during this two-year period of highly constrained liquidity”. added Richard Lark.

Customer experience

GOL’s initiatives during 4Q21 strengthened its competitive advantages and improved its position as a trusted brand. The Company was the winner of Folha's Top of Mind award for the fifth consecutive year, that is, it was once again the airline most remembered by consumers in the survey conducted by the Folha de São Paulo newspaper.

On January 15, 2022, GOL celebrated its 21st anniversary. Since is founding, the Company has transported over 480 million passengers via more than 4.3 million flights within Brazil, and to Latin America, the Caribbean and the United States. In its 21 years of operations, GOL helped democratize air transportation in Brazil and, through its efficient low-cost business model and timely strategic initiatives, become the leader in the domestic market.

“Our innovations since 2001 position GOL as the best company to travel on, work for and invest in. Today, with our innovative technological DNA, our low-cost model is leveraged and recognized as a benchmark in the industry,” commented Eduardo Bernardes, Vice President of Sales, Marketing and Clients.

Frequent-Flyer Program (Smiles)

Smiles’ gross revenue reached R$843 million in 4Q21, up 27.4% and 42.3% compared to 4Q19 and 4Q20, respectively. Frequent-flyer miles accumulated were 39.3 billion, an increase of 34.6% and 56.4% in comparison with 4Q19 and 4Q20, respectively, indicating the firm commitment of its partners and their growing engagement in the frequent-flyer program.

The long-term benefits resulting from the re-incorporation of Smiles, estimated at R$5 billion over the next 10 years, are already being captured by the Company. This includes unified dynamic yield and inventory management.

“Integrated revenue management has increased the volumes of Smiles’ redemptions. Since we realigned inventory management at the end of June, the average fare of our Customers redemptions has grown. This improved the redemption margin around 15%, and GOL’s consolidated margins by around 200 basis points,” commented Carla Fonseca, Vice President of Smiles.

ESG Initiatives

GOL has invested in many initiatives to reduce its environmental impact, with a focus on reducing greenhouse gas emissions. The Company was the first airline in Latin America to commit to net zero CO2 emissions by 2050. As a result, in October, GOL achieved the highest score in Exame Magazine’s ESG survey, standing out among its peers in the Transportation, Services and Logistics segment.

As part of its commitment to achieving environmental objectives, GOL launched another zero-carbon route between Bonito (MS) and Congonhas (CGH), partnering with Moss, as previously done on the Fernando de Noronha–Recife route. The Company also initiated its fleet transformation to the 737 MAX, which produces 16% less carbon compared to the 737-NG model.

In 2021, GOL flew over 33,000 flight hours with the 737 MAX, contributing to savings of 16.2 million liters of aviation kerosene and the reduction of more than 40.6 thousand tons of GHG emissions (greenhouse gases).

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Operational and Financial Indicators

Traffic Data – GOL (in millions)	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
RPK GOL – Total	7,281	6,242	16.6%	22,237	20,126	10.5%
RPK GOL – Domestic	7,164	6,242	14.8%	22,119	18,837	17.4%
RPK GOL – Foreign Market	117	0	NM	117	1,290	-90.9%
ASK GOL – Total	8,817	7,698	14.5%	27,129	25,142	7.9%
ASK GOL – Domestic	8,662	7,698	12.5%	26,974	23,358	15.5%
ASK GOL – Foreign Market	154	0	NM	154	1,784	-91.4%
GOL Load Factor – Total	82.6%	81.1%	1.5 p.p.	82.0%	80.0%	2.0 p.p.
GOL Load Factor – Domestic	82.7%	81.1%	1.6 p.p.	82.0%	80.6%	1.4 p.p.
GOL Load Factor – Foreign Market	76.0%	0.0%	NM	76.0%	72.3%	3.7 p.p.
Operating Data	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Revenue Passengers - Pax on Board ('000)	6,558	5,199	26.1%	18,966	16,776	13.1%
Aircraft Utilization (Block Hours/Day)	11.5	8.9	29.2%	10.1	9.6	5.2%
Departures	45,227	37,088	21.9%	133,902	124,528	7.5%
Total Seats (‘000)	7,892	6,525	21.0%	23,538	21,540	9.3%
Average Stage Length (km)	1,101	1,169	-5.8%	1,142	1,163	-1.8%
Fuel Consumption in the Period (mm liters)	249	217	14.7%	751	723	3.9%
Full-Time Employees (at period end)	13,969	13,899	0.5%	13,969	13,899	0.5%
Average Operating Fleet(5)	84	91	-7.7%	73	71	2.8%
On-Time Departures	86.51%	92.5%	-6.0 p.p.	92.8%	93.2%	-0.4 p.p.
Flight Completion	99.43%	99.2%	0.2 p.p.	99.0%	97.9%	1.1 p.p.
Passenger Complaints (per 1,000 pax)	1.11	0.56	98.2%	1.13	0.92	22.8%
Lost Baggage (per 1,000 pax)	2.38	2.07	15.0%	2.06	2.10	-1.9%
Financial Data	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Net YIELD (R$cents)	38.58	27.55	40.0%	30.94	28.74	7.7%
Net PRASK (R$cents)	31.86	22.34	42.6%	25.36	23.00	10.3%
Net RASK (R$cents)	33.15	24.57	34.9%	27.40	25.34	8.1%
CASK (R$cents)	52.99	28.71	84.7%	41.54	29.13	42.6%
Non-fuel CASK (R$cents)	41.45	21.27	94.8%	31.83	21.07	50.7%
CASK Ex-Non-Recurring Expenses and Idleness (R$cents)(4)	34.21	26.44	29.4%	33.46	25.42	31.6%
CASK Ex-Fuel, Non-Recurring and Idleness (R$cents)(4)	22.67	19.00	19.3%	23.76	17.36	36.9%
Recurring Adjusted CASK (cents R$)(6)	23.43	20.06	16.8%	21.70	19.51	11.2%
Adjusted Recurring CASK Ex-Fuel (cents R$)(6)	11.92	13.72	-13.1%	12.20	12.33	-1.1%
Breakeven Load Factor Ex-Non-Recurring Expenses	85.2%	87.2%	-2.0 p.p.	100.1%	80.3%	19.8 p.p.
Average Exchange Rate(1)	5.5827	5.3921	3.5%	5.3950	5.1551	4.7%
End of Period Exchange Rate(1)	5.5805	5.1967	7.4%	5.5805	5.1967	7.4%
WTI (Average per Barrel, US$)(2)	77.19	41.44	86.3%	67.91	39.13	73.5%
Price per Liter Fuel (R$)(3)	4.17	2.32	79.7%	3.51	2.55	37.6%
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.58	0.31	87.1%	0.49	0.29	69.0%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Does not include non-recurring maintenance costs related to fleet transformation. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the information in the quarterly financials due to rounding. (6) Considers expenses strictly related to current operating levels.

Domestic Market

Domestic market demand was 7,164 million RPK, up by 14.8%, while supply grew by 12.5% over 4Q20, and the load factor reached 82.7% in the quarter. The Company transported 6.5 million Customers in 4Q21, up by 26.1% YoY.

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International Market

GOL's international supply in ASK reached 154 million and demand in RPK reached 117 million. The Company's load factor in 4Q21 reached 76%. In the quarter, the Company transported 39,000 passengers in the international market.

Volume of Departures and Total Seats

The total volume of the Company’s take-offs was 45,227, up by 21.9% over 4Q20. The total number of seats available to the market was 7.9 million in the fourth quarter of 2021, up by 21% over 2Q 2020.

PRASK, Yield and RASK

Net PRASK grew by 42.6% in 4Q21 vs. 4Q20, reaching 31.86 cents (R$). GOL’s net RASK reached 33.15 cents (R$) in 4Q21, up by 34.9% over 4Q20. Net yield grew by 40% vs. 4Q20, and grew by 29.5% vs. 3Q21, reaching 38.58 cents (R$).

Fleet

At the end of 4Q21, GOL's total fleet comprised 135 Boeing 737 aircraft, of which 112 are NGs and 23 are MAXs. In 4Q20, the Company had 127 aircraft, seven of which were the MAX (not operating). The average age of the Company's fleet was 10.7 years at the end of 4Q21. GOL’s entire fleet is made of narrow-body aircraft financed through operating leases.

Total Fleet at the End of Period	4Q21	4Q20	Chg.	3Q21	Chg.
Boeing 737	135	127	8	129	6
737-700 NG	23	23	0	23	0
737-800 NG	89	97	-8	91	-2
737 MAX 8	23	7	16	15	8

On December 31, 2021, GOL had 102 firm orders to acquire Boeing 737 MAX aircraft, of which 80 are for 737 MAX-8s and 22 are for 737 MAX-10s.

Fleet Plan	FY2021	FY2022	FY2023	>FY2024	Total
Operating Fleet (End of the Year)	97	122
Aircraft Commitments* (R$million)	452.8	2,592.8	3,853.3	21,117.6	28,016.5

Recently, GOL signed agreements to acquire 26 additional Boeing 737 MAX-8 aircraft.

These 26 B 737 MAX 8 aircraft will replace B 737-800 NGs. The Company currently operates 23 737 MAX aircraft and has returned 16 B737 NGs in the past 18 months. Due to the new agreements, by the end of 2022, GOL will have 44 737 MAX aircraft (approximately 32% of the total fleet). With current purchase commitments for the 737 MAX, GOL expects to have a 50% MAX fleet by 2025.

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Outlook

GOL is updating its financial forecasts in light of the expected approximate 30% increase in Brazilian jet fuel prices since the beginning of the year. For 2022, the Company will maintain its focus on the fleet transformation and expects that by year’ end it will have 44 aircraft 737-MAXs in service, which will represent around 30% of the total fleet. As a result of this modernization process, GOL expects a reduction of approximately 8% in its unit cost (CASK).

To help investors and analysts understand how GOL addresses its near-term planning, the Company shares the following indicators:

Financial Outlook	2Q22E Previous	2022E Updated
Total fleet (average)	135 - 140	130 - 140
Total operational fleet (average)	105 - 110	100 – 105
ASKs, System (% change yoy)	70 - 80%	65 - 75%
Seats, System (% change)	80 - 90%	65 - 75%
Departures, System (% change)	80 - 90%	65 - 75%
Average load factor (%)	~82%	~82%
Ancillary revenues. net[1] (R$bn)	~0.8	~0.8
Total net revenues (R$ billion)	~14.0	~13.7
Non-fuel CASK[2] (US$ cents)	~3.3	~3.3
Fuel liters consumed (mm)	~1,295	~1,200
Gross Global Scope 1 emissions (000 m t CO2)	~3,289	~3,060
Total Fuel Consumed (1.000 liters per RPK)	~34.6	~34.6
GHG Emissions/Flight Hour (t CO2)	~8.4	~8.4
Fuel price (R$/liter)	~3.8	~4.3
EBITDA margin² (%)	~25%	~24%
EBIT margin² (%)	~11%	~10%
Net financial expense[3] (R$bn)	~1.8	~1.8
Pre-tax margin[3] (%)	~1%	~0%
Effective income tax rate (%)	~11%	~0%
Capex, net[4] (R$ mm)	~700	~700
MAX Aircraft Acquisitions (R$mm)	~1,100	~1,100
Aircraft Debt (7x Annual Acft Lease Payments) (US$bn)	~3.3	~3.3
Financial Debt (US$bn)	~2.1	~2.1
Net Debt5 / EBITDA[2] (x)	~7x	~8x
Fully-diluted shares out[6] (mm)	~435	~435
EPS, fully diluted (R$)	~0.26	~0
Fully-diluted ADS out.[6] (mm)	~217.5	~217.5
EPADS, fully diluted (US$)	~0.10	~0

(1) Cargo, loyalty, buy-on-board and other ancillary revenues; (2) Recurring operating results, does not include non-recurring maintenance costs related to fleet transformation; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Capex, net is calculated as Gross capex (fleet capitalized maintenance) subtracted by financed Capex (credit facilities to finance assets acquisition and capitalized maintenance costs); (5) Including 7x annual aircraft lease payments and excluding perpetual bonds; and (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

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Relationship with Independent Auditors

When contracting services not related to external audits with independent auditors, the Company is based on the principles that preserve its independence. These principles include, under internationally accepted standards: (a) the auditor must not audit his/her own work; (b) the auditor must not occupy a management role in his/her client, and (c) the auditor must not legally represent the interests of his/her clients.

Based on Item III, Article 2 of CVM Instruction 381/03, the Company adopts as a formal procedure to hire other professional services other than external accounting audit, getting an opinion from its Audit Committee to ensure that these other services do not affect the audit’s independence and objectivity, necessary for the independent audit services. Besides, formal statements from these auditors are required on their independence regarding non-audit services.

The Company reports that its independent auditors, Grant Thornton Auditores Independentes (“GT”), as the Company's independent auditor to comply with CVM, and Ernst & Young Auditores Independentes SS ("EY") as the Company's independent auditor to comply with the U.S. Securities and Exchange Commission, did not provide, in the fiscal year ended December 31, 2021, additional non-audit services.

Glossary of Industry Terms

•	AIRCRAFT LEASING: An agreement through which a company (the lessor) acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas, a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Refers to oil produced in the North Sea, traded on the London Stock Exchange, serving as a reference for the derivatives markets in Europe and Asia.
•	TOTAL CASH: Total cash and cash equivalents and short- and long-term investments.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): Operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): Operating cost divided by total available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: The average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company out of its regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight, plus taxi time.
•	LESSOR: The party renting a property or other asset to another party, the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case, flights of more than four hours).
•	REVENUE PASSENGERS: Total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): Sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing advances for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.
•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was operating.
•	Passenger Revenue per Available Seat Kilometer (PRASK): Total passenger revenue divided by the total available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total available seat kilometers.
•	Sale-Leaseback: A financial transaction whereby a resource is sold and then leased back, enabling the use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

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About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, and several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 15,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 135 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial income (expenses), and those related to growth prospects of GOL, which are, by nature, subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, and which may lead the results, performances or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL’s current and future business strategies and GOL’s future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those effectively achieved by GOL. Although GOL believes that the estimates here are reasonable, they may prove to be incorrect and the final results may be different. These are merely estimates and projections and, as such, are based exclusively on management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors and risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were issued and are, therefore, subject to change without prior notice.

Non-Accounting Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “total liquidity” and "EBITDA". GOL’s Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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Report of the Statutory Audit Committee (“SAC”)

The Statutory Audit Committee (“CAE”) is a statutory body linked to the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), with three independent members in the Board of Directors, elected annually by the Board Members, with one of them qualified as a Financial Expert. CAE's main duties, under its charter, are supervising the quality and integrity of the reports and financial statements, adopt legal, regulatory and statutory standards, adjust procedures linked to risk management, policies and procedures for internal controls and the internal auditors’ activities. Additionally, CAE oversees the independent auditors’ work, including their independence, quality and efficiency of the services, besides any disagreement with the Management, and approves their audit fees. CAE also resolves on the independent audit registration and activity regarding the Brazilian securities market (CVM), besides working as an Audit Committee, complying with the Sarbanes Oxley Act, to which the Company is subject as a company registered with the Securities and Exchange Commission (“SEC”). Furthermore, CAE oversees transactions with related parties, activities linked to risk monitoring and compliance, and the complaints and whistleblowing channel installed.

Below are CAE’s activities carried out at the six meetings in the fiscal year ended December 31, 2021:

•	CAE’s coordinator established the agenda and chaired CAE’s meetings;

•	Evaluated the annual work plan and discussed the results of the independent auditors’ activities for 2021;

•	Oversaw the activities and work of the Company's internal audit, assessing the annual work plan and discussing the results of the activities and reviews. The points made by the internal audit on improving the internal control area were discussed with the managers/executive officers to implement continuous improvements.

•	Supervised and assessed the effectiveness, quality and integrity of internal control tools to, among others, monitor compliance with provisions linked to the integrity of financial statements, including quarterly financial information and other interim statements;

•	Supervised, with the Management and the internal audit, different contracts between the Company or its subsidiaries, on the one hand, and the controlling shareholder, on the other hand, to verify the compliance with the Company's policies and controls on transactions with parties related;

•	Held meetings with the independent auditors, Grant Thornton Auditores Independentes, to comply with CVM, and with Ernst & Young Auditores Independentes, to comply with the U.S. Securities and Exchange Commission, addressing, among others, the following matters: hiring, relationship and communication between CAE and the external auditors, the scope of the auditors' work and findings of the independent auditors’ work plan; and

•	Prepared the report on CAE’s activities and operation in 2021, following good corporate governance practices and applicable regulations.

Internal Control Systems

Based on the 2021 agenda, CAE addressed the main subjects linked to the Company's internal controls, evaluating risk mitigation measures and the Senior Management’s commitment to their

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continuous improvement.

Through the meetings with the Company's internal areas, the Statutory Audit Committee managed to offer to the Board of Directors suggestions to improve procedures, overseeing results already obtained in 2021.

Based on the year’s work, CAE believes that the Company’s and its subsidiaries’ internal control system is adequate for the size and complexity of their businesses and is structured to ensure effective operations and systems for financial reporting and compliance with applicable internal and external standards.

Corporate Risk Management

CAE’s members, in their legal duties and assignments, received information from the Management on relevant corporate risks, including continuity risks, making their assessments and recommendations to increase the effectiveness of risk management procedures, directly in the Board of Directors’ meetings, contributing to and ratifying the measures implemented in 2021.

Conclusion

CAE considered the facts submitted during the work and described in this Report to be adequate, recommending, in its opinion, the approval of the Company's audited financial statements for the fiscal year ended December 31, 2021.

São Paulo, March 14, 2022.

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

10

Fiscal Board’s Report

The Fiscal Board of Gol Linhas Aéreas Inteligentes S.A., within its legal and statutory assignments, after assessing the Management’s Report, Balance Sheet, Financial Statement, Comprehensive Income Statement, Statement of Changes in Shareholders' Equity, Statement of Cash Flows, Statement of Added Value and their Parent Company and Consolidated Notes for the fiscal year ended December 31, 2021, and with the Independent Auditors’ report, issues the opinion that the above document adequately reflect the Company’s equity and economic-financial position as of December 31, 2021, recognizing that they can be resolved by the Annual Shareholders’ Meeting.

São Paulo, March 14, 2022.

Renato Chiodaro

Chairman of the Fiscal Board

Marcelo Moraes

Members of the Fiscal Board

Marcela de Paiva

Members of the Fiscal Board

11

Executive Officers’ Statement on the Financial Statements

Complying with CVM Instruction 480/09, the executive officers state that they discussed, reviewed and agreed with the financial statements for the fiscal year ended December 31, 2021.

São Paulo, March 14, 2022.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer and Investor Relations Officer

12

Statement of the Executive Officers on the Independent Auditor’s Report

Complying with CVM Instruction 480/09, the Executive Board states that it discussed, reviewed and agreed with the opinion issued by Grant Thornton Auditores Independentes in the audit report on the financial statements for the fiscal year ended December 31, 2021.

São Paulo, March 14, 2022.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer and Investor Relations Officer

14

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)
Independent auditor’s report on the individual and consolidated financial statements

Grant Thornton Auditores Independentes Av. Eng. Luís Carlos Berrini, 105 - 12[o] andar Itaim Bibi, São Paulo (SP) Brasil T +55 11 3886-5100

To the Shareholders, Directors and Management of

GOL Linhas Aéreas Inteligentes S.A.

São Paulo – SP

Opinion

We have audited the accompanying individual and consolidated financial statements of GOL Linhas Aéreas Inteligentes S.A. (the “Company”), identified as parent and consolidated, respectively, which comprise the statement of financial position as of December 31, 2021 and the respective statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of GOL Linhas Aéreas Inteligentes S.A. as of December 31, 2021, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GOL Linhas Aéreas Inteligentes S.A. as of December 31, 2021, and its consolidated financial performance and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (Iasb).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

15

Significant uncertainty as to the ability to continue as a going concern

We draw attention to Note 2, which states that the individual and consolidated financial statements were prepared under the going concern assumption. Additionally, as described in Note 1, the Company has adopted actions aimed at facing the Covid-19 pandemic (such as the readjustment of its fleet and the strengthening of its capital structure). As of December 31, 2021, the Company's loss for the year was R$ 7,222 million (parent company) and R$ 7,814 million (consolidated), in addition to net working capital deficit and equity deficiency as of that date which, together with other events and conditions, indicate the existence of material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The plans and actions being developed by Management to restore the Company’s financial-economic balance and financial position are described in Note 1. The individual and consolidated financial statements do not include any adjustments that may arise from the result of such uncertainty. Our opinion is not qualified regarding this matter.

Key audit matters

Key audit matters are those matters that, in our judgment, were of most significance in our audit in the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements, and, therefore, we do not provide a separate opinion on these matters. In addition to the matter described in the “Significant uncertainty as to the ability to continue as a going concern” section, we determined that the matters below are the key audit matters that should be communicated in our report.

1. Passengers transport revenues (Notes 4.18.1, 7 and 28)

Why the matter was determined to be a key audit matter

As of December 31, 2021, the Company's passengers transportation revenues, in the amount of R$ 7,119 million, are recognized when the transportation service is provided. The process of recognizing this revenue is highly dependent on information technology systems, in addition to considering other complex internal processes that may affect its recognition, such as the registration of tickets sold and not flown (and respective liabilities), among others. As a consequence, this matter was considered, again, as a key audit matter and an area of risk in our audit of the current fiscal year, in addition to its relevance in the context of the individual and consolidated financial statements, since the audit of passengers transport revenues, including the respective information generated by the environment of information technology mentioned above, required the performance of audit procedures with the involvement of our information technology specialists that, among other procedures, examined the design and carried out evaluation and tests of the integrity of the information technology environment, aiming to verify its sufficiency in the recognition of passengers transport revenues.

How the matter was addressed in our audit

Our audit procedures included, among others:

•	with the involvement of our specialists in audit of systems, we identified the relevant systems that support the Company's passengers revenue recognition process and the process of recognition of the respective liability (tickets sold and not flown), evaluated the design of the general controls of the processing environment and tested the operational effectiveness of these controls, including, when necessary, the tests of compensatory controls related to the operation, information security, development and maintenance of relevant systems focused on the aforementioned process;
•	we reviewed the design of the controls and performed audit procedures to test the records obtained from the information technology systems related to the transaction records of tickets sold, tickets flown, the respective revenue recognition and the respective liability (tickets sold and not flown);
•	we carried out substantive tests of details in the respective transactions through the exam of evidence of services rendered and respective tickets collections;
•	we carried out tests in the reconciliations between the financial and accounting records prepared by the Company, evaluating the reconciliation items and whether they were properly supported;
•	we evaluated if the disclosures in the individual and consolidated financial statements consider relevant information.

In addition, as part of our audit procedures, we performed tests on certain sales transactions carried out during the year, in order to confirm the consistency of the application of the accounting policy of revenue recognition related to the pricing process of tickets issued under certain operating conditions and the manual process of closing flights referring to flights not operated by the Company. As a result, we identified an audit adjustment indicating the need to reverse certain amount of Company’s revenues during the year ended December 31, 2021, which was not adjusted by management due to its immateriality, from a quantitative and qualitative perspective, in relation to the individual and consolidated financial statements taken as a whole.

16

The significant deficiencies in the design and operation of internal controls over the revenue recognition process, identified during our work and mentioned above, modified our assessment regarding the nature, timing and expanded the extent of our substantive audit procedures designed to obtain appropriate and sufficient audit evidence related to revenue recognition. Considering those aspects and, based on the results of the audit procedures carried out and expanded audit procedures, we consider the criteria used by the Company to recognize revenues and liabilities related to tickets sold flown and not flown as acceptable, as well as the respective disclosures, in the context of the individual and consolidated financial statements taken as a whole.

2. Provision for aircraft and engines returns (Notes 4.16.1 and 23.2)

Why the matter was determined to be a key audit matter

As of December 31, 2021, the balance of the Company’s provision for aircraft and engines returns related to lease agreements was R$2,680 million. As mentioned in Notes 4.16.1 and 23.2 to the individual and consolidated financial statements, certain lease agreements contain clauses related to the Company's obligations to comply with certain return conditions at the end of the respective agreements. The Company estimates the costs of returning aircraft and engines related to leasing contracts taking into account the effective use of the aircraft and engines, maintenance events during the contractual period, among other variables, being recorded when the Company has the necessary elements to be able to reliably estimate the amount of expenses to be incurred, considering the period in which it becomes a present obligation for the condition of the engines and components. The auditing procedures on the provision for aircraft and engines returns involved significant judgments on our part due to significant uncertainty and complexity in estimating the amounts due upon return, which take into consideration usage patterns of equipment and related costs for quantifying the provision. Due to these aspects, this issue was considered a key audit matter in our audit for the current year.

How the matter was addressed in our audit

Our audit procedures included, among others:

•	we understood and evaluated the design of controls implemented by the Company's management to measure the provision for aircraft and engines returns (including the respective usage patterns and anticipated return costs);
•	we evaluated the estimative considered by the Company's management to record the provision for aircraft and engines returns by testing a sample of lease agreements with return conditions clauses, comparing management's plans for future use of the aircraft and engines with the respective historical patterns of use (as well as evaluating the reasonableness of estimating the respective costs by reviewing market price information);
•	we challenged the assumptions used by management in order to corroborate if there were assumptions not consistent or not considered by management and/or that should be revised;
•	we analyzed and evaluated the disclosures required in the individual and consolidated financial statements for consistency with the information and representations obtained from Management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to estimate and register the provision for aircraft and engines returns are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2021, prepared under the responsibility of the Company’s management and presented as supplemental information for IFRS purposes, have been subject to auditing procedures which were performed together with the audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC
TG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in said technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

17

Other information accompanying the individual and consolidated financial statements and auditor’s report thereon

The Company’s Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise, appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and of the consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (Iasb), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with the Company’s and its subsidiaries’ governance are responsible for overseeing the financial reporting process.

Auditor’s responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;
•	obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control;
•	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

18

•	conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;
•	evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
•	obtain sufficient and appropriate audit evidence regarding the financial statements of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our audit report, unless law or regulation preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 14, 2022

Octavio Zampirollo Neto
Assurance Partner

Grant Thornton Auditores Independentes

19

Balance Sheets December 31, 2021 and 2020 (In thousands of Brazilian Reais)

		Parent Company		Consolidated
Assets	Note	2021	2020	2021	2020

Current
Cash and Cash Equivalents	5	210,941	423,937	486,258	662,830
Financial Investments	6	4,377	4,430	291,363	984,112
Trade Receivables	7	-	-	850,683	739,699
Inventories	8	-	-	269,585	195,638
Deposits	12	-	-	191,184	-
Advance to Suppliers and Third Parties	9	83	10,441	270,342	318,769
Taxes to Recover	10	10,159	6,295	176,391	186,955
Rights from Derivative Transactions	32.2	-	-	4,936	12,526
Dividends and Interest on Shareholders’ Equity to Receive		-	24,120	-	-
Other Credits		14,458	9,640	147,299	144,822
Total Current		240,018	478,863	2,688,041	3,245,351

Non-current
Financial Investments	6	1	7	82,326	189,830
Deposits	12	47,534	118,261	1,757,842	2,058,455
Advances to Suppliers and Third-Parties	9	-	-	76,138	89,701
Taxes to Recover	10	4,464	12,102	72,976	318,404
Deferred Taxes	11	75,560	53,492	75,799	53,563
Other Credits		-	-	41,718	34,338
Credits with Related Companies	27.1	7,008,275	4,897,331	-	-
Rights from Derivative Transactions	32.2	107,170	87,663	109,124	116,283
Investments	13	-	574,717	-	815
Property, Plant & Equipment	14	451,320	68,660	7,675,170	4,960,288
Intangible Assets	15	-	-	1,823,209	1,747,108
Total Non-current		7,694,324	5,812,233	11,714,302	9,568,785

Total		7,934,342	6,291,096	14,402,343	12,814,136

The Notes form an integral part of these parent company and consolidated financial statements.

20

Balance Sheets December 31, 2021 and 2020 (In thousands of Brazilian Reais)

		Parent Company		Consolidated
Liabilities	Note	2021	2020	2021	2020

Current
Loans and Financing	16	164,304	638,964	634,614	2,353,279
Leases	17	-	-	2,057,687	1,317,008
Suppliers	18	84,335	72,702	1,820,056	1,612,536
Suppliers – factoring	19	-	-	22,733	-
Salaries, Wages and Benefits		180	181	374,576	334,670
Taxes Payable	20	585	292	122,036	73,614
Landing Fees		-	-	911,174	907,958
Advance Ticket Sales	21	-	-	2,670,469	2,050,799
Mileage Program	22	-	-	1,298,782	1,258,502
Advances from Customers		-	-	237,092	27,897
Provisions	23	-	-	477,324	169,381
Derivatives Liabilities	32.2	-	-	-	5,297
Other Liabilities		85,843	-	455,251	287,275
Total Current		335,247	712,139	11,081,794	10,398,216

Non-current
Loans and Financing	16	9,857,264	6,990,749	11,265,416	7,623,687
Leases	17	-	-	8,705,297	6,267,184
Suppliers	18	16	-	78,914	32,658
Salaries, Wages and Benefits		-		25,919	-
Taxes Payable	20	-	-	24,414	32,362
Landing Fees		-		277,060	-
Mileage Program	22	-	-	318,349	322,460
Provisions	23	-	-	3,109,998	1,353,515
Deferred Taxes	11	-	-	411	219,634
Obligations to Related Parties	27.1	6,692	8,791	-	-
Provision for Investment Losses	13	18,292,878	12,670,479	-	-
Other Liabilities		495,923	316,030	568,449	331,479
Total Non-current		28,652,773	19,986,049	24,374,227	16,182,979

Equity (deficit)
Share Capital	24.1	4,039,112	3,009,436	4,039,112	3,009,436
Shares to Issue		3	1,180	3	1,180
Treasury Shares	24.2	(41,514)	(62,215)	(41,514)	(62,215)
Capital Reserve		208,711	207,246	208,711	207,246
Equity Valuation Adjustments		(1,053,082)	(577,369)	(1,053,082)	(577,369)
Accumulated Losses		(24,206,908)	(16,985,370)	(24,206,908)	(16,985,370)
Deficit Attributable to Equity Holders of the Parent Company		(21,053,678)	(14,407,092)	(21,053,678)	(14,407,092)

Non-Controlling Interest (NCI)		-	-	-	640,033
Total Deficit		(21,053,678)	(14,407,092)	(21,053,678)	(13,767,059)

Total		7,934,342	6,291,096	14,402,343	12,814,136

The Notes form an integral part of these parent company and consolidated financial statements.

21

Income Statements Fiscal Years ended on December 31, 2021 and 2020 (In thousands of Brazilian Reais - R$, except basic and diluted loss per share)

		Parent Company		Consolidated
	Note	2021	2020	2021	2020
Net Revenue
Passenger Transportation		-	-	6,880,135	5,783,323
Cargo and Others		-	-	553,249	588,494
Total Net Revenue	28	-	-	7,433,384	6,371,817

Cost of Services	29	-	-	(8,593,696)	(5,653,305)
Profit (Loss) Gross		-	-	(1,160,312)	718,512

Operating Revenues (Expenses)
Selling Expenses	29	(442)	-	(583,684)	(465,898)
Administrative Expenses	29	(172,397)	(44,506)	(2,051,376)	(1,319,981)
Other Revenues and Expenses, Net	29	6,299	379,133	(39,223)	115,962
Total Operating Expenses		(166,540)	334,627	(2,674,283)	(1,669,917)

Equity pick up method	13	(6,394,162)	(5,326,571)	-	(439)

Income (Loss) before financial income (expenses), monetary and exchange rate variation and income taxes		(6,560,702)	(4,991,944)	(3,834,595)	(951,844)

Financial Income (Expenses)
Financial Income		156,377	130,596	48,794	187,990
Financial Expenses		(787,217)	(686,012)	(2,201,045)	(1,951,111)
Derivative Financial Instruments		200,267	300,266	198,752	(73,781)
Financial Expenses, Net	30	(430,573)	(255,150)	(1,953,499)	(1,836,902)

Income (Loss) before monetary and exchange rate variation		(6,991,275)	(5,247,094)	(5,788,094)	(2,788,746)

Monetary and Foreign Exchange Rate Variations, Net	30	(252,331)	(731,397)	(1,588,133)	(3,028,547)

Income (Loss) before income tax and social contribution		(7,243,606)	(5,978,491)	(7,376,227)	(5,817,293)

Income Tax and Social Contribution
Current		-	(6,226)	(48,862)	(95,537)
Deferred		22,068	(3,411)	241,285	17,579
Total Income Tax and Social Contribution	11	22,068	(9,637)	192,423	(77,958)

Income (Loss) for the Year		(7,221,538)	(5,988,128)	(7,183,804)	(5,895,251)

Net Income (Loss) Attributable to:
Equity holders of the parent company		(7,221,538)	(5,988,128)	(7,221,538)	(5,988,128)
Non-Controlling Shareholders		-	-	37,734	92,877

Basic and Diluted Loss	25
Per Common Share		(0.545)	(0.481)	(0.545)	(0.481)
Per Preferred Share		(19.157)	(16.831)	(19.157)	(16.831)

The Notes form an integral part of these parent company and consolidated financial statements.

22

Statements of Comprehensive Income Fiscal Years ended on December 31, 2021 and 2020 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2021	2020	2021	2020

Loss for the Year	(7,221,538)	(5,988,128)	(7,183,804)	(5,895,251)

Other Comprehensive Income that will be Reversed to Income (Expenses)

Cash Flow Hedge, Net of Income Tax and Social Contribution	392,275	(781,033)	392,275	(781,033)
Actuarial Income (Loss) from Post-Employment Benefits, Net of Income Tax and Social Contribution	41,524	14,376	41,524	13,921
Cumulative Adjustment of Conversion into Subsidiaries	468	564	739	1,010
	434,267	(766,093)	434,538	(766,102)

Total Comprehensive Income (Expenses) for the Fiscal Year	(6,787,271)	(6,754,221)	(6,749,266)	(6,661,353)

Comprehensive Income (loss) Attributable to:
Equity Holders of the Parent Company	(6,787,271)	(6,754,221)	(6,787,271)	(6,754,221)
Non-Controlling Shareholders	-	-	38,005	92,868

The Notes form an integral part of these parent company and consolidated financial statements.

23

Statements of Changes in Shareholders’ Equity Fiscal Years ended on December 31, 2021 and 2020 (In thousands of Brazilian Reais - R$)

Parent Company and Consolidated
				Capital Reserve			Equity Valuation Adjustments
	Share Capital	Shares to Issue	Treasury Shares	Premium when Granting Shares	Special Premium Reserve of the Subsidiary	Share-Based Compensation	Unrealized Income (Expenses) on Hedge	Post-Employment Benefit	Other Comprehensive Income	Gains on Change in Investment	Year-to-date Losses	Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company	Non-Controlling Shareholders	Total
Balances on December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)

Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	(781,033)	14,376	564	-	-	(766,093)	(9)	(766,102)
Net Income (Loss) for the Fiscal Year	-	-	-	-	-	-	-	-	-	-	(5,988,128)	(5,988,128)	92,877	(5,895,251)
Total Comprehensive Income (Expenses) for the Fiscal Year	-	-	-	-	-	-	(781,033)	14,376	564	-	(5,988,128)	(6,754,221)	92,868	(6,661,353)
Capital Increase due to Stock Options Exercised	1,258	(584)	-	-	-	-	-	-	-	-	-	674	-	674
Prepayment for Future Capital Increase	-	1,180	-	-	-	-	-	-	-	-	-	1,180	-	1,180
Transfer of Treasury Shares	-	-	40,328	-	-	(40,328)	-	-	-	-	-	-	-	-
Stock Option	-	-	-	-	-	22,298	-	-	-	-	-	22,298	1,132	23,430
Effects from Dilution in the Equity Interest	-	-	-	-	-	-	-	-	-	477	(829)	(352)	352	-
Interest on Shareholders’ Equity Distributed by the Subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(25,573)	(25,573)
Balances on December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)

Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	392,275	41,524	468	-	-	434,267	271	434,538
Net Income (Loss) for the Fiscal Year	-	-	-	-	-	-	-	-	-	-	(7,221,538)	(7,221,538)	37,734	(7,183,804)
Total Comprehensive Income (Expenses) for the Fiscal Year	-	-	-	-	-	-	392,275	41,524	468	-	(7,221,538)	(6,787,271)	38,005	(6,749,266)
Stock Option	-	-	-	-	-	21,578	-	-	-	-	-	21,578	263	21,841
Capital Increase due to Stock Options Exercised	2,103	(1,177)	-	-	-	-	-	-	-	-	-	926	-	926
Capital Increase (Note 24.1)	420,734	-	-	-	-	-	-	-	-	-	-	420,734	-	420,734
Sale of Treasury Shares	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Transfer of Treasury Shares	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Interim Dividends Distributed by the Subsidiary Smiles (Note 24.3)	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Acquisition of Interest from Non-Controlling Shareholders (Notes 1.4, 13 and 24.1)	606,839	-	-	-	744,450	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of Preferred Shares (Note 1.4)	-	-	-	-	(744,450)	-	-	-	-	-	-	(744,450)	-	(744,450)
Balances on December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)	-	(21,053,678)

The Notes form an integral part of these parent company and consolidated financial statements.

24

Cash Flow Statements Fiscal Years ended on December 31, 2021 and 2020 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2021	2020	2021	2020

Loss for the Year	(7,221,538)	(5,988,128)	(7,183,804)	(5,895,251)
Adjustments to Reconcile the Net Loss to Cash Generated from Operating Activities
Depreciation - Aircraft Right of Use	-	-	673,205	813,952
Depreciation and Amortization - Others	-	-	662,608	1,056,600
Provision for Doubtful Accounts	-	-	1,233	1,095
Provisions for Inventory Obsolescence	-	-	687	702
Provision (Reversal) for Reduction of Deposits	-	-	13,574	186,856
Provision for Loss on Prepayment from Suppliers	-	-	(4,364)	31,486
Adjustment to Present Value of Assets and Liabilities	-	-	65,818	63,493
Deferred Taxes	(22,068)	3,411	(241,285)	(17,579)
Equity Pickup	6,394,162	5,326,571	-	439
Write-off of Property, Plant & Equipment and Intangible Assets	-	-	3,881	96,594
Sale-Leaseback	(2,113)	(372,712)	(5,913)	(551,942)
Amendment to Lease Agreements	-	-	(27,701)	(104,109)
Constitution (Reversal) of Provision	-	-	2,408,648	230,101
Actuarial Losses from Post-Employment Benefits	-	-	-	10,677
Exchange Rate and Cash Changes, Net	227,417	872,622	1,462,918	3,114,032
Interest on Loans and Leases and Amortization of Costs, Premiums and Goodwill	608,315	472,956	1,776,717	1,545,847
Income (Expenses) from Derivatives Recognized in Income (Expenses)	(200,267)	(300,266)	(131,144)	357,404
Provision for Labor Liabilities	-	-	-	227,710
Share-Based Compensation	-	-	21,841	23,430
Other Provisions	-	-	(6,096)	(7,416)
Adjusted Net Income (Expenses)	(216,092)	14,454	(509,177)	1,184,121

Changes in Operating Assets and Liabilities:
Financial Investments	9,265	6,480	50,832	(6,320)
Trade Receivables	-	-	(111,571)	498,901
Inventories	-	-	(74,634)	2,873
Deposits	82,812	9,361	159,896	(52,016)
Advance to Suppliers and Third Parties	10,358	(10,404)	66,354	(238,627)
Taxes to Recover	3,774	13,465	255,992	(21,543)
Variable Leases	-	-	16,652	18,731
Suppliers	11,387	53,682	241,800	392,236
Suppliers – factoring	-	-	22,733	(143,010)
Advance from ticket sales	-	-	619,670	84,651
Mileage program	-	-	36,169	400,288
Advances from Customers	-	-	209,195	11,473
Salaries, Wages and Benefits	(1)	44	65,825	(289,050)
Landing Fees	-	-	280,276	179,619
Taxes Payable	293	372	83,430	82,716
Liabilities with Derivative Transactions	-	-	128,415	(779,462)
Provisions	-	-	(507,158)	(301,297)
Other Credits (Liabilities)	260,934	292,927	418,228	444,990
Interest Paid	(601,060)	(515,278)	(704,409)	(619,557)
Income Tax Paid	-	(4,341)	(42,956)	(95,781)
Net Cash (Used in) from Operating Activities	(438,330)	(139,238)	705,562	753,936

25

Cash Flow Statements Fiscal Years ended on December 31, 2021 and 2020 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2021	2020	2021	2020

Loans Receivable from Related Parties	(1,537,889)	(680,441)	-	-
Financial Investments in Subsidiary	-	2,198	594,300	171,634
Prepayment for Future Capital Increase in a Subsidiary	(307,350)	-	-	-
Dividends and Interest on Shareholders’ Equity Received through Subsidiary	287,128	69,548	-	-
Advances for Property, Plant & Equipment Acquisition, Net	(382,660)	-	(319,927)	(96,537)
Acquisition of Property, Plant & Equipment	-	(10,419)	(315,995)	(501,416)
Return of Advance for Acquisition of Property, Plant & Equipment	-	73,600	-	73,600
Sale-Leaseback Transactions Received	2,113	448,482	14,584	448,482
Acquisition of Intangible Assets	-	-	(152,584)	(63,993)
Net Cash Flows (Used in) from Investment Activities	(1,938,658)	(97,032)	(179,622)	31,770

Fundraising in Loans and Financing	2,267,646	2,357,656	2,893,170	2,933,529
Loan Payments	(499,663)	(2,880,439)	(1,533,575)	(3,748,239)
Lease Payments - Aircraft	-	-	(1,431,689)	(1,017,599)
Lease Payments - Others	-	-	(17,596)	(41,093)
Sale of Treasury Shares	588	-	588	-
Capital Increase	420,734	1,180	420,734	1,180
Shares to Issue	926	674	926	674
Dividends and Interest on Shareholders’ Equity Paid to Non-Controlling Interests	-	-	(260,131)	(63,949)
Acquisition of Non-Controlling Shareholders	-	-	(744,450)	-
Net Cash (Used in) from Financing Activities	2,190,231	(520,929)	(672,023)	(1,935,497)

Foreign Exchange Variation on Cash Held in Foreign Currencies	(26,239)	164,390	(30,489)	167,196

(Decrease) net cash and Cash Equivalents	(212,996)	(592,809)	(176,572)	(982,595)

Cash and Cash Equivalents at the Beginning of the Fiscal Year	423,937	1,016,746	662,830	1,645,425
Cash and Cash Equivalents at the End of the Fiscal Year	210,941	423,937	486,258	662,830

Transactions that do not affect cash are presented in Note 33 of these Parent Company and Consolidated Financial Statements.

The Notes form an integral part of these parent company and consolidated financial statements.

26

Statement of Added Value Fiscal Years ended on December 31, 2021 and 2020 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	2021	2020	2021	2020
Revenues
Passenger, Cargo, and Other Transportation	-	-	7,784,944	6,663,416
Other Operating Revenues	6,669	379,133	203,704	1,150,835
Provision for Doubtful Accounts	-	-	(1,233)	(1,095)
	6,669	379,133	7,987,415	7,813,156
Inputs Acquired from Third Parties (includes ICMS and IPI)
Fuel and Lubricant Suppliers	-	-	(2,697,791)	(2,094,946)
Materials, Energy, Third-Party Services, and Others	(159,818)	(31,911)	(4,897,043)	(2,375,632)
Aircraft Insurance	-	-	(48,849)	(34,592)
Sales and Marketing	(369)	(446)	(412,852)	(336,064)
Gross Added Value	(153,518)	346,776	(69,120)	2,971,922

Depreciation - Aircraft Right of Use	-	-	(673,205)	(813,952)
Depreciation and Amortization - Others	-	-	(662,608)	(1,056,600)
Net Added Value Produced by the Company	(153,518)	346,776	(1,404,933)	1,101,370

Added Value Received on Transfers
Equity Income	(6,394,162)	(5,326,571)	-	(439)
Financial Revenue	491,192	532,923	444,759	775,521
Total Value Added (Distributed) to Distribute	(6,056,488)	(4,446,872)	(960,174)	1,876,452

Distribution of Value Added:
Direct Compensation	11,373	10,824	1,485,392	1,264,112
Benefits	-	1	207,339	180,770
FGTS	-	-	81,355	92,378
Personnel	11,373	10,825	1,774,086	1,537,260

Federal	(16,687)	15,580	369,886	556,278
State	-	-	16,617	14,777
Municipal	-	-	1,777	2,920
Taxes, Fees, and Contributions	(16,687)	15,580	388,280	573,975

Interest and Exchange Rate Change - Aircraft Leases	-	-	1,392,449	2,539,387
Interest and Exchange Rate Change - Others	1,170,364	1,514,851	2,564,012	3,040,769
Rents	-	-	104,479	78,816
Others	-	-	324	1,496
Third-Party Capital Compensation	1,170,364	1,514,851	4,061,264	5,660,468

Net Loss for the Fiscal Year	(7,221,538)	(5,988,128)	(7,221,538)	(5,988,128)
Net Profit of the Fiscal Year Attributed to Non-Controlling Shareholders	-	-	37,734	92,877
Shareholders’ Equity Compensation	(7,221,538)	(5,988,128)	(7,183,804)	(5,895,251)

Total Value Added (Distributed) to Distribute	(6,056,488)	(4,446,872)	(960,174)	1,876,452

The Notes form an integral part of these parent company and consolidated financial statements.

27

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.    Management’s Measures regarding Covid-19

The Covid-19 pandemic significantly affected the world economy in 2020 and 2021. Responding to growing cases and deaths, many governments set travel bans for millions of people, besides, many places subject people to quarantine measures. The Covid-19 pandemic has also led to a significant volatility in financial and commodity markets around the world.

Throughout this period, the Management had a disciplined capacity management and balanced working capital management to ensure the business sustainability, considering the Company’s domestic market position and financial position.

Since the pandemic started, GOL, readjusting its airline network, has had consistent load factors at a level close to 80%, reaching 82.8% in the fourth quarter of 2021, with 97 aircraft operating on December 31, 2021. The flexible business model based on a single type is key to follow fluctuations in demand, observed in more volatile period, with restricted circulation due to the pandemic.

With advances in vaccination and fewer deaths due to the Covid-19 pandemic, the demand for air tickets in the leisure and corporate markets significantly recovered in the second half of 2021 with higher sales indicators and demand for flights in the search platforms. Currently, over 70% of the Brazilian population is fully vaccinated, according to Our World In Data, and people are receiving booster shots in the public health network.

28

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Aligning demand for travel and financial balance, throughout 2021, GOL's operations grew and, in the last quarter, reached over 45,000 take-offs, compared to around 33,000 take-offs in the first quarter of the year. In the fourth quarter, the Company also resumed international flights to Cancún, Punta Cana, Montevideo and Buenos Aires and opened flights to a new domestic destination, Bonito (MS).

The Company, through its Executive Committee, with its entire management body, works in a timely manner to support society, monitor demand, and define financial and operational strategies. Following WHO guidelines, the Company is currently working with its ecosystem to help advance the Brazil’s vaccination calendar, which should lead to the resumption of economic activity and also corporate markets of the Brazilian air transportation.

In 2021, GOL had the initiative to transport Covid-19 vaccines for free, with GOLLOG and health professionals to work directly in the fight against the pandemic, besides crediting 1,000 Smiles’ miles for each GOL flight, at no cost. There are also active and strict protocols for aircraft hygiene, as well as safety and health, besides actions to reduce human contact throughout the entire chain.

1.1.1    Impacts on the Consolidated Financial Statements

As mentioned, the pandemic’s impacts were immediate and severe for the Company, mainly resulting in adjustments to the operational air network, to meet the lower demand and crew availability, which was verified by the lower Company’s net revenue and margins when compared to pre-pandemic periods.

The table below details the adjustments and reclassifications made during the fiscal year ended December 31, 2021, which are directly linked to the Covid-19 pandemic:

		Consolidated
		December 31, 2021
Renegotiation of Lease Agreements – IFRS 16	(a)	27,701
Post-Employment Benefit	(b)	41,524
Personnel Costs - Idleness	(c)	394
Flight Equipment Depreciation - Idleness	(c)	239,255

(a)	The Company signed renegotiations of its operating aircraft and engine lease agreements, with no purchase option, including postponement and deferral of payments, postponement of due dates and changes to the amounts due, which led to R$776,867 and R$749,166 rights of use in PP&E Assets and Lease Commitments, respectively, resulting in R$27,701.

(b)	Given the abrupt changes in the macroeconomic scenario, the Company updated the actuarial studies that establish obligations from post-employment benefits, and -- mainly due to the higher long-term interest rate and lost experience - the balance linked to such obligations was reduced by R$41,524 in Other Comprehensive Income (Expenses). For further details, see Note 23.

(c)	Due to the drop in the number of flights operated and labor agreements suspended, where the Company incurred with the burden of time and paid part of the personnel compensation, by analogy to the provisions of CPC 16 (R1) - Inventories, equivalent to IAS 2, expenses and depreciation of flight equipment not directly related to the revenues generated in the period, called idleness, were reclassified from the group of costs of services to the group of other revenues and expenses, net.
29

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Like all other business organizations, the Company is unable to foresee the duration of the pandemic and the continued extent of the impacts caused by it on future business, results and cash generation. For this reason, when preparing these Financial Statements, the Management considered the most recent forecasts available, duly reflected in the Company's business plans. In the fiscal year ended December 31, 2021, no adjustment was needed regarding impairments on the Company’s Taxes to Recover, Deferred Tax Assets, Property, Plant & Equipment, and Intangible Assets.

1.2.	Corporate Structure

The corporate structure of the Company and its subsidiaries, on December 31, 2021, is shown below:

30

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s equity interest in the capital of its subsidiaries, on December 31, 2021, is shown below:

Entity	Incorporation Date	Location	Main Activity	Type of Control	% of Interest in the Share Capital
					December 31, 2021	December 31, 2020
GAC	March 23, 2006	Cayman Islands	Aircraft Acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight Transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity in Companies	Direct	100.00	-
Smiles Fidelidade (c)	August 1, 2011	Brazil	Frequent-Flyer Program	(c)	-	52.60
Smiles Viagens	August 10, 2017	Brazil	Tourism Agency	Indirect	100.00	52.60
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Frequent-Flyer Program	Indirect	100.00	52.60
Smiles Viagens Argentina (a)	November 20, 2018	Argentina	Tourism Agency	Indirect	100.00	52.60
AirFim	November 7, 2003	Brazil	Investment Fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment Fund	Indirect	100.00	52.60
Companies in Shareholding:
SCP Trip (b)	April 27, 2012	Brazil	On-Board Magazine	-	-	60.00
(a)	Companies with functional currency in Argentine pesos (ARS).
(b)	GLA discontinued the investment held in SCP Trip in February 2021.
(c)	In May 2021, GOL transferred direct control (52.60% of the capital) of Smiles Fidelidade to its GLA subsidiary. In June 2021, the Company completes the corporate transaction to acquire non-controlling shareholders. On September 1st, Smiles Fidelidade was merged into GLA, see Note 1.4

The subsidiaries GAC Inc., GOL Finance, and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities are consolidated in the Parent Company.

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”) has as main purpose intermediating travel organization services by booking or selling airline tickets, accommodation, tours, among others. The subsidiaries Smiles Fidelidade Argentina and Smiles Viajes Y Turismo S.A. both headquartered in Buenos Aires, Argentina, have the purpose to promote Smiles Program’s operations and the sale of airline tickets in this country.

The investment funds Airfim and Fundo Sorriso, controlled by GLA have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund.

31

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.3.	Capital Structure and Net Current Capital

On December 31, 2021, the Company’s negative consolidated net working capital reached R$8,393,753 (R$7,152,865 negative on December 31, 2020). Despite renegotiating short-term loans and financing, there was a higher negative net working capital due to new lease agreements and deferrals, disbursements made to acquire minority interest in Smiles, besides investments and obligations with customers to get ready for the high season, with a projected operational growth in the coming months. Of the consolidated negative net current capital, on December 31, 2021, R$3,969,251 refers to advances from ticket sales and the frequent-flyer program (R$3,309,301 on December 31, 2020), which are expected to be substantially recognized with the Company’s services.

On December 31, 2021, the Company also had a negative shareholders’ equity position attributed to the controlling shareholders of R$21,053,678 (negative by R$14,407,092 on December 31, 2020). The variation is mainly due to the pandemic’s impacts on the Company's operations and the exchange rate, with Brazilian real’s devaluation.

The Company is highly sensitive to the macroeconomic scenario and Brazilian Real’s volatility, as approximately 94.4% of the indebtedness (loans and financing and leases) is linked to US dollars (“US$”) and 46.7% of costs are also linked to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

Over the past five years, Management has taken many measures to adapt the size of its fleet to demand, matching the supply of seats to demand and thus keeping high load factors, reducing costs and adjusting its capital structure.

In the fiscal year ended December 31, 2021, the Company completed important initiatives to strengthen its capital structure, such as:

•	acquiring the interest from Smiles’ non-controlling shareholders;
•	complementary issues of Senior Secured Notes of an additional US$450 million;
•	capital increase reaching R$423 million, led by the Company's controlling shareholders and with interest in the subscription by non-controlling shareholders;
•	fully paying the remaining balance of its principal amortizable debt, guaranteed financing, totaling R$410 million in principal and interest, freeing assets in guarantee.
•	concluded the short-term debt refinancing with local banks.

Besides, the Company signed an exclusive codeshare agreement with American Airlines with a US$ 200 million investment planned to the Company's capital, with effects in the financial information estimated for the first half of 2022 after concluding the transaction, see note 35.

These measures resulted in an upgrade of the Company's credit rating by Fitch to B- and a change in Standard & Poor's credit rating outlook from stable to positive, providing better financial flexibility for the Company and preserving liquidity with a higher operational volume during the high season.

32

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Our Parent Company and Consolidated Financial Statements have been prepared on a continuity accounting base, which includes the realization of assets and compliance with liabilities and commitments in the usual course of business, in compliance with the business plan prepared by Management, reviewed and approved by the Board of Directors on February 18, 2022.

Although there is still significant uncertainty about how long it will take for the airline industry to recover, and this leads to a material uncertainty about our ability to remain in operation, on December 31, 2021, the Parent Company and Consolidated Financial Statements do not include any adjustments that may result from the inability to continue operating.

1.4.	Merger of Smiles Fidelidade

In the fiscal year ended December 31, 2021, the Company concluded the merger of Smiles Fidelidade shares, announced on December 7, 2020.

Resulting from implementing the proposed merger of shares approved by the shareholders of Smiles and GOL, on June 4, 2021, Smiles Fidelidade became GLA’s wholly-owned subsidiary and, on September 1, 2021, it was merged into GLA.

The incorporation included the following steps:

•	withdrawal right exercised on GOL’s 176 preferred shares and Smiles’ 28,220 common shares, with the total R$299 settled on May 12, 2021;
•	control of Smiles Fidelidade S.A. transferred to GLA, through a capital increase totaling R$350,075;
•	Smiles Fidelidade shares merged into GLA, issuing GLA’s preferred shares and GLA’s redeemable preferred shares for Smiles Fidelidade’s shareholders, followed by the merger of GLA’s shares by the Company, issuing 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares, totaling the consideration transferred of R$1,351,289 to acquire the non-controlling interest of R$441,309;
•	redeemed the GLA’s and Company’s redeemable preferred shares paying in cash based on redeeming the Company’s redeemable preferred shares to Smiles Fidelidade’s shareholders totaling R$744,450; and
•	concluded the transaction by merging Smiles Fidelidade into GLA on September 1, 2021.

33

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.5.	Compliance Program

Since 2016, we have taken several measures to strengthen and expand our internal control and compliance programs, which include:

•	hiring specialized companies to evaluate risks and review internal controls related to fraud and corruption;
•	integrating the compliance and internal controls functions in the same department, which reports directly to our chief executive officer, and has independent access to our board of directors and statutory audit committee;
•	monitoring transactions involving politically exposed persons;
•	improving our supervision procedures of the execution of services hired from third parties;
•	updating our hiring policies and the management of our contracts flows; and
•	reviewing our code of ethics, manual of conduct and several compliance policies, including the mandatory training policy.

Our senior management has been constantly reinforcing our commitment towards improvement of our internal control and compliance programs to our employees, customers and suppliers.

In December 2016, we entered into an agreement with the Brazilian Federal Public Ministry, pursuant to which we agreed to pay R$12.0 million in fines and make improvements to our compliance program. In turn, the Federal Public Ministry agreed not to bring any criminal or civil suits related to activities that are the subject of the agreement. In addition, we paid R$4.2 million in fines to the Brazilian tax authorities.

We voluntarily informed the U.S. Department of Justice, the SEC and the CVM of the external independent investigation hired by us and of our agreement with the Federal Public Ministry.

The external independent investigation we hired was concluded in April 2017. It revealed that certain immaterial payments were made to politically exposed persons. None of our current employees, representatives or members of our board of directors or management knew of any illegal purpose behind any of the identified transactions or of any illicit benefit to us arising out of the investigated transactions.

We reported the conclusions of the investigation to the relevant authorities and will keep them informed of any developments, as well as collaborate and discuss their analysis with them. These authorities may impose significant fines and possibly other sanctions on us.

1.6.	Acquisition of MAP Transportes Aéreos

On June 8, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations and from Congonhas Airport in São Paulo, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

MAP will be acquired for R$28 million to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial commitments.

This transaction should bring as main benefits: (i) expanded new routes; (ii) higher seat supply to historically under-offered markets; and (iii) improved efficient operations.

34

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

On December 30, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The transaction’s conclusion is subject to other conditions, which have not yet been fulfilled. Therefore, on December 31, 2021, there are no impacts on the Company's financial statements.

1.7.	Advancing the Fleet Transformation Plan

In the fiscal year ended December 31, 2021, the Company started advancing the fleet transformation plan to replace Boeing 737 NG aircraft with Boeing 737-MAX aircraft.

The Boeing 737-MAX consumes around 15% less fuel and produces around 16% less carbon and 40% less noise, besides having a longer flight range when compared to Boeing 737-NG aircraft.

With the demand’s recovery, the advanced vaccination in several states and markets, operations close to resuming pre-pandemic levels and significantly higher macroeconomic variables linked to costs due to the exchange rate and mainly the aviation fuel price, there is an increased need to advance the replacement of the current fleet of 737 NG to gain operational efficiency.

Besides, the Company managed to obtain agreements to acquire new 737 MAX aircraft with more favorable conditions compared to the pre-pandemic period, due to new facility lines to finance these aircraft and balance the Company's financing portfolio.

Due to the advanced fleet transformation, the Company will return 737-NG aircraft, with relevant future disbursements estimated, as disclosed in Note 23.2, which may be compensated with deposits disclosed in Note 12. The Company classified as current assets the deposits that it expects to make in the normal course of operations up to twelve months after the balance sheet date.

2.	Statement from the Management, base to Prepare and Present the Financial Statements

The Company’s Parent Company Financial Statements were prepared in accordance with accounting practices adopted in Brazil. The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s Consolidated Financial Statement was prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s Parent Company and Consolidated Financial Statements was prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian Reais, except when otherwise indicated. The items disclosed in foreign currencies are duly identified, when applicable.

35

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The preparation of the Parent Company and Consolidated Financial Statements requires the Management to make judgments, use estimates and adopt assumptions affecting the amounts presented of revenues, expenses, assets and liabilities. However, the uncertainty regarding these judgments, assumptions and estimates could give rise to results that require a significant adjustment of the book value of certain assets and liabilities in future reporting years.

The Company is continually reviewing its judgments, estimates, and assumptions.

The Management, when preparing these financial statements, used the following disclosure criteria: (i) regulatory requirements; (ii) relevance and specificity of the information on the Company’s operations to users; (iii) the informational needs of users of financial statements; and (iv) information from other entities in the same industry, mainly in the international market.

The Management confirms that all material information in this Parent Company and Consolidated Financial Statements is being demonstrated and corresponds to the information used by the Management in the development of its business management activities.

The Parent Company and Consolidated Financial Statements has been prepared based on historical cost, with the exception of the following material items recognized in the balance sheets:

•	cash and cash equivalents measured at fair value;
•	derivative financial instruments measured at fair value; and
•	investments accounted for using the equity method.

36

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s Parent Company and Consolidated Financial Statements for the fiscal year ended December 31, 2021 has been prepared assuming that it will continue as going concern, realizing assets, and settling liabilities in the normal course of business. See details in Note 1.3 on the significant uncertainty about our ability to continue as a usual.

The Company reviewed aggregations in the presentation of some items in the balances related to December 31, 2021 and, accordingly, reclassified the same items in the balances of December 31, 2020, in order to improve the understanding of the information and the comparability between the periods, in accordance with with the provisions of CPC 26 (R1) - “Presentation of the Financial Statements”, equivalent to IAS 1. Such financial reclassifications were the headings of Investments and Income, and reflected in the balance sheet, income statement for the financial year, cash flow statement statement of value added and the respective accompanying notes.

3.	Approval of the Parent Company and Consolidated Financial Statements

These Parent Company and Consolidated Financial Statements were approved and authorized by the Board of Directors on a meeting held March 14, 2022.

37

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.	Summary of Significant Accounting Practices

4.1.	Consolidation

The consolidated financial statements include the financial statements of the Company and of the subsidiaries in which the Company has a direct or indirect control. Control is obtained when the Company:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	can use that power to affect your returns.

It is usually assumed that a majority of voting rights results in control. To support this assumption, and when the Company holds less than a majority of the voting rights of an investee, the Company considers all relevant facts and circumstances when assessing if it has power over an investee. The Company reassesses if it has control of an investee if facts and circumstances indicate changes in one or more of three elements of control listed above.

The consolidation of a subsidiary starts when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. The change in equity interest in a subsidiary, without losing control, is accounted for as an equity transaction.

Accounting practices were uniformly applied to all consolidated companies, consistent with those used by the parent company and adopted in the previous year. All transactions and balances between GOL and its subsidiaries were eliminated in the consolidation, as well as the unrealized profits or losses from these transactions, including charges and taxes. The Income (Expenses) and each item in Other Comprehensive Income (Expenses) are attributed to both the controlling and non-controlling shareholders, even if doing so results in a loss to non-controlling shareholders.

In the parent company financial statements, the Company's investments in its subsidiaries are accounted for using the equity method.

4.2.	Investments

Investments in associates are initially recognized at cost and subsequently adjusted using the equity method. If the investee generates operating losses that lead the shareholders’ equity to become negative, the Company adopts the provisions set forth in CPC 18 (R2) - “Investment in Associates, Subsidiaries and Jointly-Controlled Companies”, corresponding to IAS 28, and does not make additional records. The equity method result is recorded again when the investee recovers all year-to-date losses.

4.3.	Cash and Cash Equivalents

The Company classifies in this group the balances of cash, automatic bank deposits and Financial Investments, and securities with immediate liquidity, which, according to analyzes, are readily convertible into a known amount of cash with an insignificant risk of change in value. Financial Investments classified in this group, due to their very nature, are measured at fair value through income (expenses) and will be used by the Company in a short period of time.

38

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.4.	Financial Investments

In the presentation and measurement of financial assets, the Company considers the provisions of CPC 48 - “Financial Instruments”, corresponding to IFRS 9, which establishes that financial assets must be initially measured at fair value less costs directly linked to their acquisition. In turn, the subsequent measurement is divided into two categories:

4.4.1.	Amortized Cost

Financial Investments are measured at amortized cost when both of the following conditions are met:

•	the Company plans to hold the financial asset to collect the contractual cash flows; and
•	the contractual cash flows represent only the payments of interest and principal (“SPPI”).

4.4.2.	Fair Value

Financial Investments measured at fair value are divided into two categories:

•	Through Comprehensive Income (Expenses): This category is applicable when both of the following conditions are met: (i) the Company plans to hold the financial asset to collect the contractual cash flows and sell the asset; and (ii) the contractual cash flows represent SPPI;
•	Through profit or loss: Considered a residual category, that is, if the Company does not plan to hold the financial asset to collect the contractual cash flows and/or sell the asset, it must be measured at fair value through profit or loss. The Company may also choose, upon initial recognition, to designate the financial asset as measured at fair value through income (expenses), to eliminate or significantly reduce measurement or recognition inconsistencies, called "accounting mismatch". The financial instruments designated at fair value through income (expenses) are to eliminate or significantly reduce an accounting mismatch, thus appraised at market value.

Financial Investments assigned as guarantees linked to short- and long-term financial instruments, deposits for leasing operations and other passive operations are disclosed in Note 6.

4.5.	Trade Receivables

They are measured based on the invoiced figure, net of estimated losses from doubtful accounts, and approximate the fair value given their short-term nature. In compliance with CPC 48 - “Financial Instruments”, corresponding to IFRS 9, the provision for loan losses was measured through a simplified approach, using historical data, projecting the expected loss over the contractual life, by segmenting the receivables portfolio into groups that have the same receipt pattern and according to the respective maturity terms. In addition, for certain cases, the Company carries out individual analyzes to assess the receipt risks.

4.6.	Inventories

Inventory balances mainly include materials for maintenance and replacement of parts. Inventories are measured at the average acquisition cost plus expenses such as non-recoverable taxes and customs expenses incurred in the acquisition and transportation expenses until the current location of the items. Provisions for inventory obsolescence are recorded for those items that have no expectation of realization.

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Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.7.	Income Tax and Social Contribution

4.7.1.	Current Taxes

In Brazil, includes income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable income, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

4.7.2.	Deferred Taxes

Deferred taxes represent credits and debits on IRPJ’s tax losses and negative CSLL bases, as well as temporary differences between the tax and accounting bases. Deferred tax and contribution assets and liabilities are classified as non-current.

An impairment loss on these assets is recognized when the Company’s internal studies indicate that the future use of these credits is not probable.

Deferred tax assets and liabilities are shown net if there is an enforceable legal right to offset tax liabilities against tax assets. However, for presentation purposes, if related to taxes levied by the same tax authority under the same taxable entity, the balances of tax assets and liabilities that do not meet the legal criterion of realization are disclosed separately. Deferred tax assets and liabilities were measured at the rates that are expected to be applicable in the period in which the asset is realized, or the liability is settled, based on the tax rates and legislation in force on the date of the financial statements.

The forecast of future taxable income on tax losses and negative social contribution base is prepared based on the business plans and are reviewed and approved annually by the Company’s Board of Directors.

4.8.	Rights and Obligations with Derivative Financial Instruments

Variations in interest rates, in foreign exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. To mitigate such risks, the Company, through its subsidiaries, contracts derivative financial instruments that may or may not be designated for hedge accounting and, if designated, are classified as cash flow hedge.

Derivatives financial instruments are measured at fair value at recognition and at subsequent reporting dates.

4.8.1.	Derivative Financial Instruments not designated as Hedge Accounting

The Company may contract derivative financial instruments that are not designated for hedge accounting when the Risk Management’s purposes do not require such classification. Transactions not designated as hedge accounting have the change in their fair value accounted for directly in the financial income (expenses).

40

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.8.2.	Derivative Instruments classified as Cash Flow Hedge

The instruments designated as cash flow hedge have the purpose of protecting future income (expenses) from changes in interest rates, fuel prices and in foreign exchange. The actualness of the variations is estimated based on statistical methods of correlation and by the proportion between the hedge’s gains and losses and the variation of the costs and expenses protected. The actual variations in fair value are recorded in the shareholders’ equity in “Other Comprehensive Income (Expenses)”, up to the recognition of the result of the hedge’s object. The inefficiencies found in each reporting period are recognized in the financial income (expenses). The hedge transactions in “Other Comprehensive Income (Expenses)” are net of tax effects.

4.8.3.	Derecognition and Write-Off of Derivative Financial Instruments

The hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relationship; (ii) the derivative instrument expires or is sold, terminated or executed, (iii) when there is low predictability of realization of the hedge’s object, or (iv) when it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized in “Other Comprehensive Income (Expenses)” and year-to-date in the shareholders’ equity up to that date are immediately recognized in the result for the year.

4.9.	Deposits

4.9.1.	Deposits for the Maintenance of Aircraft and Engines

Refer to payments made in US dollars to lessors for the future maintenance of aircraft and engines. The realization of these assets occurs, substantially, in the use of the deposit for payment to the workshop when the maintenance is carried out or through the receipt of financial resources, according to the negotiations carried out with the lessors. The exchange rate change of these payments is recognized as an expense or income in the financial income (expenses). The Management regularly assesses the impairment of these deposits based on the eligibility of the application of such amounts in future maintenance events and believes that the figures reflected in the balance sheet are realizable.

Some of the agreements foresee that, if there are no maintenance events with the possibility of using the deposits, the deposits for this operation are not refundable. Such amounts are retained by the lessor and represent payments made according to the use of the components until the return date. Thus, the figures in this category are recognized directly in the income (expenses) for the Fiscal Year under “Maintenance and Repair Material”, considering the regular impairment test or when the asset is returned.

4.9.2.	Court Deposits

In the course of the lawsuits brought against the Company and on which the legitimacy of the claims is questioned, the Company may be required to make appeals and/or court deposits to continue its defense strategy. These amounts are monetarily restated, mostly by inflation indexes, and are characterized as resources not immediately available to the Company, pending a judicial decision.

41

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.9.3.	Deposit in Guarantee for Lease Agreements

Deposits and guarantees are denominated in US dollars and updated monthly by the foreign exchange rates, without interest income and are refundable to the Company at the end of the lease agreements.

4.10.	Property, Plant & Equipment

Property, plant, and equipment, including rotables (spare parts), are recorded at acquisition and/or construction cost. Interest and financial charges directly related to the acquisition, construction, or production of a good that necessarily requires significant time to complete are capitalized as part of the cost of the asset.

Every item of the property, plant, and equipment that has a significant cost in relation to the total asset is depreciated separately. The estimated economic useful life of property, plant, and equipment, for purposes of depreciation, is shown in Note 14.

The estimated market price at the end of its useful life is the premise used to set the residual value of the Company’s property, plant, and equipment. The residual value and useful life of the assets are reviewed annually by the Company. Any variation due to changes in the expectation of using such items results in prospective changes.

The book value of the property, plant, and equipment is analyzed to verify possible impairment loss when facts or changes in circumstances indicate that the book value is greater than the estimated recoverable amount. The book value of the aircraft is annually tested for impairment, even if there are no circumstances that indicate losses.

An item of property, plant and equipment is written off after divestment or when there are no future economic benefits from the asset's continued use. Any gains or losses on the sale or write-off of an item are established by the difference between the amount received on the sale and the book value of the asset and are recognized in the income (expenses).

Additionally, the Company adopts the following treatment for the groups below:

4.10.1.	Advances for Aircraft Acquisition

Refers to advances in US dollars made to Boeing for the acquisition of 737-MAX aircraft. Advances are converted at the historical rate.

4.10.2.	Lease Agreements

Lease agreements are recognized, measured, presented and disclosed as per the current standard, CPC 06 (R2) - “Leases”, corresponding to IFRS 16. The Company adopts recognition exemptions for lessees, set forth in the standard, for short-term leases, i.e., leases for which the term ends within 12 months or less and leases of “low value” assets, for example, personal computers.

42

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.10.2.1.	Right-of-Use Asset

The Company recognizes the right-of-use assets on the lease’s starting date (that is, on the date on which the asset is available for use). The assets with right of use includes recognized lease liabilities, initial direct costs incurred and lease payments made up to the start date, less any lease incentives received. The initial measurement of a right-of-use asset also includes an estimate of the costs to be incurred by the Company in returning the underlying asset, restoring the underlying asset to the condition required by the lease terms and conditions. The Company incurs an obligation for these costs, either on the start date or due to having used the asset during the term of the contract.

After the start date, assets with right of use are measured at cost, less year-to-date depreciation and impairment losses, and adjusted for any new remeasurement of lease liabilities. Assets with right of use are depreciated on a straight-line base for the shortest period between the lease term and the estimated useful life of the assets. In certain cases, if the ownership of the leased asset is transferred to the Company at the end of the lease term or if the cost represents the exercise of a call option, depreciation is calculated using the estimated useful life of the asset.

4.10.2.2.	Lease Liabilities

On the lease’s starting date, the Company recognizes a the present value of lease payments to be made during the lease term period acdording to the scheduled flow. Lease payments include; (i) fixed payments (mainly including fixed payments) less any lease incentives receivable; (ii) variable lease payments that depend on an index or rate; and (iii) amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a call option reasonably certain to be exercised by the Company and payments of fines for terminating the lease, if the lease term reflects the exercise of the option to terminate the lease by the Company.

When calculating the present value of lease payments, the Company uses its incremental loan rate on the starting date, when the interest rate implied by the lease cannot be immediately determined.

Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition that generates these payments occurs.

After the starting date, the value of the lease liability is increased to reflect the time elapsed and, thus, the increase in interest and reduced for the lease payments made. Besides, the book value of the lease liability is remeasured if there is any change in the lease, considering the change in the lease term, change in the lease payments (for example, changes in future payments from a change in an index or rate used to determine such lease payments) or change in the valuation of a call option for the underlying asset.

The Company reassesses the lease liability whenever certain events occur and recognizes the remeasured balance of the lease liability as an adjustment to the right-of-use asset. However, if the book value of the right-of-use asset is reduced to zero and there is a further drop in the measured ease liability, the Company recognizes any remaining balance of the remeasured income (expenses).

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Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.10.2.3.	Sale and Leaseback Transactions

The calculation to recognize the result of sale-leaseback transactions uses the fair value of the negotiated asset as a reference. The source of information to obtain the fair value is the market price for items of a similar nature, considering the good’s conditions.

After the fair value is defined, gains or losses are initially calculated based on the difference between the fair value and the book value of the assets and subsequently adjusted according to the proportionality of the right of use transferred to the lessor (the latter being the actual value recognized in the result as income or loss).

The proportionality calculation is carried out considering the present value of the lease payments adjusted by the advances or additional financing.

4.10.3.	Capitalization of Expenses with Major Maintenance of Engines, Aircraft, Landing Gear and APUs (Auxiliary Power Unit)

Expenses with major maintenance events, which include replacement of parts and labor, are capitalized only when there is an extension of the estimated useful life of the corresponding asset. Such costs are capitalized and depreciated over the estimated period to be incurred until the next major maintenance or the return of the good, whenever comes first. Expenses incurred that do not extend the useful lives of assets are recognized directly in the financial statement.

4.11.	Intangible Assets

4.11.1.	Identifiable Useful Life

Intangible assets acquired are measured at the cost of their initial recognition. The useful life of an intangible asset is evaluated as finite or indefinite. Intangible assets generated internally, excluding development costs, are not capitalized, and expenses are reflected in the income statement for the year in which they were incurred.

After initial recognition, intangible assets with finite useful lives are stated at cost, less the year-to-date amortization and impairment losses, when applicable.

Intangible assets with finite lives are amortized over their useful economic lives and are assessed for impairment whenever there is an indication of impairment. The amortization period and method for an intangible assets with a finite life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite lives is recognized in the financial statement in the expense category consistent with the use of the intangible asset.

4.11.2.	Indefinite Useful Life

4.11.2.1.	Goodwill for Expected Future Profitability

In this category, the amounts corresponding to the goodwill from business combinations carried out by the Company and its subsidiaries are recorded. The goodwill value is tested annually by comparing the book value with the recoverable value of the cash-generating unit. The Management evaluates and establishes assumptions to assess the impact of macroeconomic and operational changes, to estimate future cash flows and measure the recoverable value of assets.

44

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.11.2.2.	Airport Operation Rights (“Slots”)

In the business combination of GLA and Webjet, slots were acquired, recognized at their fair values on the acquisition date and were not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and permits to operate in Brazil and the limited availability of use rights at the most important airports in terms of air traffic volume. The book value of these rights is assessed annually, based on the cash-generating unit regarding its recoverable amount or in cases of changes in circumstances that indicate that the book value may not be recoverable.

4.12.	Impairment Loss on Non-Financial Assets

The Company annually reviews internal and external sources of information to assess events or changes in economic and technological conditions, or in operations that may indicate the devaluation of an asset or cash-generating unit.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value minus selling expenses and value in use. When the book value of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount, a provision for impairment is recognized.

When estimating the asset's value in use, estimated future cash flows are discounted to present value, using a pre-tax discount rate reflecting the weighted average cost of capital for the CGU.

For the purposes of assessing the impairment, assets are grouped at the lowest level for which there is separately identifiable cash flow (Cash-Generating Unit or CGU).

A previously recognized impairment loss is reversed, except on goodwill for expected future profitability, only when changes occur to estimates used to calculate the asset's recoverable amount.

4.13.	Loans and Financing

Loans and financing are initially recognized at fair value less any directly attributable transaction costs. After the initial recognition, these financial liabilities are measured at amortized cost using the actual interest method, except for the contracted derivatives linked to Exchangeable Senior Notes, which are measured at fair value through profit or loss.

Gains and losses are recognized in the financial statement when the liabilities are written off. Amortized cost is calculated considering any premium, negative goodwill or goodwill on contracts and fees or costs that are an integral part of the actual interest rate method. Amortization using the actual interest rate method is included as a financial expense in the financial statement, except when subject to capitalization.

4.14.	Suppliers and Other Obligations

They are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate changes incurred up to the closing dates of the financial statements.

45

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.14.1.	Suppliers - factoring

The Management carried out a negotiation with suppliers with the purpose of extending payment terms. Accordingly, the Company signed an agreement with financial institutions that allows receivables from its suppliers to be anticipated. Considering that the anticipation of this receipt with the financial institutions is an option of the suppliers, as well, the Company is not reimbursed and/or benefited by the financial institution with discounts for payment before the maturity date agreed with the supplier, there is no change in the degree of subordination in case of judicial execution.

4.15.	Advance Ticket Sales

Represents the Company’s obligations to provide air transportation services and other ancillary services to its clients, net of breakage revenue already recognized in the financial statement, as detailed in Note 4.18.1.

4.16.	Provisions

Provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, and it is probable that economic benefits will be required to settle the obligation and a reliable estimate of its value can be made.

4.16.1.	Provision for Aircraft and Engine Return

Aircraft lease agreements regularly have contractual obligations establishing conditions for return. The Company makes provisions for the return costs, since these are present obligations from past events and which will generate future disbursements, when the amount can be measured with reasonable certainty.

The initial gains expected basically refer to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, return checks, painting, among others, as established in the agreement. The estimated cost is recorded at present value in Property, Plant & Equipment. After the initial record, the liability is updated according to the capital compensation rate estimated by the Company, with a corresponding entry in the financial income (expenses). Any changes in the estimate of expenses to be incurred are recorded prospectively.

Besides the estimated expenses for aircraft reconfiguration, the lease agreements include provisions on the preservation and useful life of the aircraft components to be observed when returning the aircraft. This provision depends on the actual use of the aircraft and engines, maintenance events during the contractual period, among others, therefore, it is recorded from the moment the Company has the necessary elements to reliably estimate the expenses to be incurred, considering the period they become a present liability due to the condition of the engines and components. The Company estimates the provision to return the aircraft and engines at present value when the effect of the time value of money is relevant, based on the end of the lease agreement, when the disbursement will be necessary.

4.16.2.	Provision for Tax and Labor Risks

The Company is a party to several legal and administrative proceedings, mainly in Brazil, and the likelihood of loss in these lawsuits include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of external lawyers.

46

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded for such proceedings reasonably reflects the estimated probable losses. If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these claims have their nature disclosed.

These provisions are reviewed and adjusted to reflect changes in circumstances, such as applicable limitation period, findings of tax inspections or additional exposure identified based on new matters or court decisions.

4.17.	Post-Employment Benefits

The Company recognizes actuarial assets and liabilities related to the health care plan benefits offered to its employees in accordance with CPC 33 (R1) - “Benefits to Employees”, corresponding to IAS 19. Actuarial gains and losses are recognized in other comprehensive income (expenses) based on the actuarial report prepared by independent experts, while the benefits paid directly by the Company, the cost of current service and the cost of interest are recognized in the result for the year.

4.18.	Revenue recognition

4.18.1.	Revenue from Passengers, Cargo and Ancillary Services

Passenger revenue is recognized when air transportation is actually provided. Tickets sold but not yet used are recorded in the item of advance from ticket sales, representing deferred revenue from tickets sold to passengers to be transported at a future date, net of the estimated breakage revenue.

Breakage revenue calculates, on a historical basis, tickets issued that will expire due to non-use, that is, passengers who have purchased tickets and are highly likely not to use them. The calculations are reviewed at least once a year to reflect and capture changes in customer behavior in relation to ticket expiration. It should be noted that future events can significantly change the profile of customers and their historical behavior.

Revenues from cargo shipments are recognized when performance obligations are met.

Other revenues that include charter services, on-board sales services, flight rebooking fees, baggage drop-off, and other additional services are recognized along with the primary passenger transportation obligation.

4.18.2.	Mileage Revenue

The Smiles Program has the purpose to build customer loyalty by granting mileage credits to participants. The obligation generated by issuing miles is measured based on the price at which the miles were sold to Smiles’ air and non-air partners, considered as the fair value of the transaction.

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Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Until August 31, 2021, Smiles worked as an agent and complied with its performance liability when miles were redeemed by Smiles’ frequent flyers and exchanged for awards with its partners, recognizing the revenue in the parent company financial information. In the consolidated financial statements, the revenue recognition cycle from exchanging Smiles Program’s miles for airline tickets is only completed when passengers are actually transported, so that unrealized profits were properly removed, as provided for in the ICPC 09 (R2) – Parent Company Financial Statements, Separate Financial Statements, Consolidated Statements and Adoption of the Equity Method.

After the merger of Smiles Fidelidade by GOL Linhas Aéreas (GLA) on September 1, 2021, revenue from the frequent flyer program with airline products and services are now recognized only at when the flight takes place, as the entity's performance liability becomes solely the flight and related services, with GLA as the entity that controls the said service before transferred to the customer. To exchange rewards with services and products not linked to an entity of the same economic group, GLA, as the entity responsible for the frequent-flyer program, remained as an agent and the performance liability is fulfilled when the miles are redeemed by Smiles Program’s frequent flyers.

As a result of its characteristics, the miles program also provides the possibility of recognizing a breakage revenue. The Company calculates the breakage estimate through the probability of miles having a significant chance to expiry due to non-use, considering the behavioral history of Smiles Program’s frequent flyers.

It should be Noted that future events can significantly change the profile of customers and their historical pattern of redemption of miles. Such changes may lead to significant changes in the balance of deferred revenue, as well as in the recognition of breakage revenue, reviewed annually.

4.18.3.	Adoption of Hedge Accounting to Protect Future Revenues with Passengers and Ancillary Services

In the regular course of its operations, the Company has recurring sales in U.S. dollars (“US$”), mainly as a result of international routes in South, Central, and North America. On August 1, 2019, the Management has adopted the cash flow hedge accounting to reduce the volatility of these future foreign currency revenues, which are considered highly probable, as provided for and stated in Paragraph 6.3.1 of CPC 48 – “Financial instruments”, using as hedge instruments the lease agreements recorded as a debt due to the adoption of CPC 06 (R2) – “Leasing”.

With the adoption of hedge accounting, the foreign exchange gains and losses from the lease agreements (hedge instrument) will be year-to-date in shareholders’ equity, “Equity Valuation Adjustments”, appropriated to the Company’s income (expenses) upon the realization of the revenue from sales in US$.

Hedge accounting derives from the natural hedge of the Company’s operations, portrayed by cash flow (revenues and amortization of debt in US$) and does not represent an increase in financial costs, allowing the elimination of some of the exchange rate volatility in the Company's income (expenses). The final position of shareholders’ equity is not affected by the adoption of this accounting practice.

48

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The elements of hedge accounting are: (1) hedged: highly probable sales revenue in US$; (2) hedge instrument: lease agreements linked to the US$; (3) amount designated: 60 months of highly probable revenues based with a notional totaling US$903,102 at the initial adoption; (4) nature of the hedged risk: exchange rate change; (5) specification of the hedged risk: USD/BRL spot exchange rate change; (6) type of hedge: cash flow.

4.19.	Share-Based Compensation

4.19.1.	Stock Option

The Company offers stock option plans to its executives. The Company recognizes as an expense, on a straight-line basis, the fair value of the options or shares, calculated on the vesting date through the Black-Scholes method, during the period of service required by the plan, as a corresponding entry to the shareholders’ equity. The year-to-date expense recognized reflects the Company’s best estimate of the number of shares that will be acquired. The expense or revenue from the movement occurred during the year is recognized in the financial statement.

The effect of outstanding options is reflected as an additional dilution in the calculation of diluted earnings per share, when applicable.

4.19.2.	Restricted Shares

The Company can also offer to its executives a restricted stock transfer plan that takes place at the end of the period stipulated from the date of grant, as defined in the plan of each program, provided that the beneficiary has held his/her employment relationship during this period. Such transfer occurs preferably through shares held in treasury.

The impact of any revision of the number of restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in the results for the year, in such a way that the year-to-date expense reflects the revised estimates with the corresponding adjustment in the shareholders’ equity.

4.20.	Profit-Sharing for Employees and Members of the Management

The Company’s employees are entitled to profit sharing based on certain goals agreed annually. For the members of the management the goals are based on the statutory provisions proposed by the Board of Directors and approved by the shareholders. The profit sharing is recognized in the financial statement for the fiscal year in which the goals are achieved.

4.21.	Financial Revenues and Expenses

Include interest income on amounts invested, exchange rate changes on assets and liabilities, changes in the fair value of financial assets measured at fair value through profit or loss, gains and losses on hedge instruments that are recognized in the income (expenses), interest on loans and financing, commissions and bank charges, among others. Interest income and expenses are recognized in the financial statement using the actual interest method.

4.22.	Earnings per Share

Basic earnings per share are calculated by dividing the net income for the year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

49

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares unless these adjustments are not dilutive.

4.23.	Information by Segment

An operating segment is part of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s Management reviews the financial information to make decisions. The Company's Management identified only one operating segment, air transportation, which meets the quantitative and qualitative disclosure parameters.

After the merger of Smiles Fidelidade, revenue from the frequent flyer program with airline products and services are now recognized only at when the flight takes place, as the obligation becomes exclusively air transportation, and the frequent flyer program is characterized as a way to promote air transportation. Furthermore, the Management does not separately assess the financial income (expenses) of the frequent-flyer program.

Therefore the Company’s Management identified one operating segment, air transportation, which meet the quantitative and qualitative parameters of disclosure.

The operations in this segment originate mainly from the subsidiary GLA, for the provision of air passenger transportation services and the main revenue-generating assets are its aircraft. Other revenues arise mainly from cargo operations, frequent-flyer program, maintenance of third-party aircraft and related services such as baggage drop-off, fines for ticket rebooking and cancellation, among others.

4.24.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange Rate Change, Net” in the financial statement for the fiscal year.

The exchange rate changes in Reais in effect on the base date of these financial statements are as follows:

	Final Rate		Average Rate
	2021	2020	2021	2020
U.S. Dollar	5.5805	5.1967	5.3956	5.1425
Argentinian Peso	0.0543	0.0617	0.0568	0.0622

4.25.	Statement of Added Value (“DVA”)

Has the purpose to show the wealth generated by the Company and its distribution during a given year. Presented by the Company as required by Brazilian Corporation Law as part of its financial statements and as additional information to the financial statements for IFRS standards. The DVA was prepared based on information obtained in the accounting records following the provisions in CPC 09 - “Statement of Added Value”.

50

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.26.	New Accounting Standards and Pronouncements Adopted in the Current Year

The standards listed below have become valid for annual periods beginning on or after January 1, 2021. The Company decided not to adopt in advance any other standards, interpretations, or changes that have been issued, but are not yet in force.

4.26.1.	Amendments to CPC 06 (R2), CPC 11, CPC 38, CPC 40 (R1) and CPC 48: Reference Interest Rate Reform

The amendments to CPC Pronouncements 38 and 48 provide temporary exceptions that address the financial statement effects when an interbank certificate of deposit rate is replaced with an alternative to an almost risk-free rate.

The changes include the following practical provisions:

•	A practical provision requiring contractual changes or changes in cash flows directly required by the reform to be addressed as changes in a floating interest rate, equivalent to a movement in a market rate.
•	Allows reform-required changes to be made to hedging designations and documents, without discontinuing the hedging relationship.
•	Provides a temporary exception for entities to comply with the separately identifiable requirement when a risk-free rate instrument is designated as a hedge of a risk component.

These changes did not impact the Company's parent company and consolidated financial statements. The Company intends to adopt the practical provisions in future periods if they become applicable.

4.26.2.	Amendments to CPC 06 (R2): Covid-19-Related Benefits granted to Lessees under Lease Agreements.

The amendments provide for concession to lessees in the application of the guidelines of CPC 06 (R2), equivalent to IFRS 16, on the change of the lease, when accounting for the related benefits as a direct result of the Covid-19 pandemic.

51

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

As a practical expedient, a lessee may choose not to assess whether a benefit related to Covid-19 granted by the lessor is a change to the lease. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to Covid-19 in the same way that it would account for the change applying CPC 06 (R2) if the change was not a change of the agreement lease.

The change should be adopted until June 30, 2021. However, as the Covid-19 pandemic may continue, on March 31, 2021, CPC extended the final date to adopt this provision to June 30, 2022. The Company chose to evaluate the changes in the contracts as a change to the lease agreement and did not adopt this procedure.

4.27.	Main Accounting Estimates and Assumptions Used

As disclosed in Note 2, the Management made judgments that have a significant effect on the amounts recognized in the financial statements, namely:

•	ticket and miles breakage revenue (Note 4.18.1 and 4.18.2);
•	estimated losses from doubtful accounts (Note 7);
•	annual analysis of the taxes to be recovered and deferred (Note 11);
•	analysis of recoverability of maintenance deposits (Note 12);
•	useful life of property, plant, and equipment and intangible assets with defined useful life (Notes 14 and 15);
•	analysis of the recoverable amount of goodwill and slots (Note 15);
•	provision for aircraft and engine return (Note 23);
•	provisions for post-employment benefits (note 23);
•	provision for tax, civil and labor risks (Note 23);
•	share-based compensation transactions (Note 27);
•	rights and obligations with derivative transactions (Note 32); and
•	fair value of financial instruments (Note 32).

The Company continuously reviews the assumptions used in its accounting estimates. The effect of revisions to accounting estimates is recognized in the financial statements in the period in which such revisions are made.

4.28.	New Accounting Standards and Pronouncements not yet Adopted

4.28.1.	Amendments to IAS 1: Classification of liabilities as current or non-current;

In January 2020, IASB issued amendments to Paragraphs 69 to 76 of IAS 1, related to CPC 26 (R1) – “Presentation of the Financial Statements”, to specify the requirements to classify the liability as current or non-current. The amendments clarify:

•	Which means a right to postpone liquidation;
•	That the right to postpone must exist on the base date of the report;
•	That this classification is not affected by the likelihood that an entity will exercise its right to postpone; and
•	That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification
52

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The changes are valid for periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is currently evaluating if such changes will impact the current practices and if existing loan and financing agreements may require renegotiation.

4.28.2.	Amendments to IAS 8: Definition of Accounting Estimates

In February 2021, IASB amended IAS 8, a standard linked to CPC 23, introducing the definition of accounting estimates. The amendments clarify the distinction between changes in accounting estimates, accounting policies and error corrections. Besides, they clarify how entities use measurement and input techniques to develop accounting estimates.

The amendments will be effective for periods beginning on or after January 1, 2023 and will apply to changes in accounting policies and estimates that occur on or after this date.

The amendments should have no significant impact on the Company's financial statements.

4.28.3.	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies

In February 2021, IASB amended IAS 1, linked to CPC 26 (R1), and IFRS Practice Statement 2 Making Materiality Judgments, providing guides and examples to help entities apply the materiality criteria to disclose accounting policies. The amendments are intended to help entities disclose the most useful accounting policies by replacing the requirement to disclose significant accounting policies to material accounting policies and adding guides on how entities should adopt the materiality concept when deciding to disclose accounting policies.

Amendments to IAS 1 are effective for periods beginning on or after January 1, 2023. Since the amendments to Practice Statement 2 provide non-mandatory guides to adopt a material definition on the accounting policy information, an adoption date for this amendment is not required.

Currently, the Company is assessing the impacts of these amendments to the accounting policies disclosed.

According to the Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the income (expenses) or shareholders’ equity disclosed by the Company.

5.	Cash and Cash Equivalents

	Parent Company		Consolidated
	2021	2020	2021	2020
Cash and Bank Deposits	2,981	374,271	116,123	428,812
Cash Equivalents	207,960	49,666	370,135	234,018
Total	210,941	423,937	486,258	662,830

53

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	2021	2020	2021	2020
Domestic Currency
Private Bonds	207,656	49,014	329,235	170,359
Automatic Investments	304	652	40,873	59,936
Total Domestic Currency	207,960	49,666	370,108	230,295

Foreign Currency
Private Bonds	-	-	27	3,723
Total Foreign Currency	-	-	27	3,723

Total	207,960	49,666	370,135	234,018

6.	Financial Investments

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	2021	2020	2021	2020
Domestic Currency
Government Bonds	99.8% of CDI	-	-	2,042	22,465
Private Bonds	98.1% of CDI			288,056	468,895
Investment Funds	55.4% of CDI	4,378	4,437	12,042	612,507
Total Domestic Currency		4,378	4,437	302,140	1,103,867

Foreign Currency
Private Bonds	0.2%	-	-	33,570	33,620
Investment Funds	29.6%	-	-	37,979	36,455
Total Foreign Currency		-	-	71,549	70,075

Total		4,378	4,437	373,689	1,173,942

Current		4,377	4,430	291,363	984,112
Non-current		1	7	82,326	189,830

Of the total amount recorded in the parent company and in the consolidated on December 31, 2021, R$4,123 and R$333,984 (R$4,301 and R$544,607 on December 31, 2020), respectively, refer to Financial Investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing. During the fiscal year ended December 31, 2021, the Company used R$198,270 from investments linked to import financing and working capital loans to pay contractual balances for these operations.

54

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.	Trade Receivables

	Consolidated
	2021	2020
Domestic Currency
Credit Card Administrators	200,601	318,869
Travel Agencies	439,698	266,086
Cargo Agencies	27,418	29,902
Partner Airlines	11,921	8,877
Others	18,852	13,845
Total Domestic Currency	698,490	637,579

Foreign Currency
Credit Card Administrators	77,379	77,616
Travel Agencies	38,999	13,960
Cargo Agencies	211	122
Partner Airlines	27,863	19,464
Others	27,021	9,005
Total Foreign Currency	171,473	120,167

Total	869,963	757,746

Estimated Losses from Doubtful Accounts	(19,280)	(18,047)

Total Trade Receivables	850,683	739,699

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	Consolidated
	2021	2020
To be Due
Up to 30 days	607,698	459,338
From 31 to 60 days	82,132	88,893
From 61 to 90 days	55,265	33,121
From 91 to 180 days	33,491	54,832
From 181 to 360 days	1,096	41,484
Above 360 days	379	256
Total to be Due	780,331	677,924

Overdue
Up to 30 days	31,302	10,278
From 31 to 60 days	5,722	21,677
From 61 to 90 days	2,172	13,501
From 91 to 180 days	7,566	11,474
From 181 to 360 days	8,911	785
Above 360 days	14,679	4,060
Total Overdue	70,352	61,775

Total	850,683	739,699

The changes in the doubtful accounts are as follows:

	Consolidated
	2021	2020
Opening Balance of the Fiscal Year	(18,047)	(16,952)
(Additions) Reversals	(1,233)	(1,095)
Closing Balance of the Fiscal Year	(19,280)	(18,047)

55

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

8.	Inventories

	Consolidated
	2021	2020
Consumables	20,585	14,533
Parts and Maintenance Materials	201,470	181,105
Advances to Suppliers	47,530	-
Total	269,585	195,638

The changes in the provision for obsolescence are as follows:

	Consolidated
	2021	2020
Balances at the Beginning of the Fiscal Year	(12,862)	(14,302)
Additions	(687)	(702)
Write-Offs	7,373	2,142
Balances at the End of the Fiscal Year	(6,176)	(12,862)

9.	Advance to suppliers and third parties

	Parent Company		Consolidated
	2021	2020	2021	2020
Prepayment to Domestic Suppliers		-	255,024	290,664
Prepayment to Foreign Suppliers	32	10,441	42,524	68,873
Prepayment for Materials and Repairs	51	-	48,932	48,933
Total	83	10,441	346,480	408,470

Current	83	10,441	270,342	318,769
Non-current	-	-	76,138	89,701

10.	Recoverable taxes

	Parent Company		Consolidated
	2021	2020	2021	2020
Prepaid Income Tax and Social Contribution to Recover	14,575	18,335	51,282	109,231
PIS and COFINS to Recover (*)	-	-	185,827	387,033
Value Added Tax (VAT), Abroad	-	-	4,035	3,998
Others	48	62	8,223	5,097
Total	14,623	18,397	249,367	505,359

Current	10,159	6,295	176,391	186,955
Non-current	4,464	12,102	72,976	318,404

(*) During the fiscal year ended December 31, 2021, the subsidiary GLA recorded social integration program (Programa de Integração Social or PIS) and social contribution for financing social security (Contribuição Social para o Financiamento da Seguridade Social or COFINS), extemporaneous tax credits, totaling R$57,422 (R$126,675 in the fiscal year ended December 31, 2020).

56

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

11.	Deferred Taxes

11.1.	Deferred Taxes (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2020	Result	December 31, 2021	December 31, 2020	Result	Shareholders’ Equity and Others (*)	December 31, 2021
Deferred Assets
Tax Losses	37,921	12,464	50,385	37,921	12,464	-	50,385
Negative Basis of Social Contribution	13,650	4,487	18,137	13,650	4,487	-	18,137
Temporary Differences
Provision for Losses on Other Credits	2,004	5,128	7,132	2,004	5,128	-	7,132
Provision for Legal Proceedings and Tax Liabilities	(83)	(11)	(94)	(83)	(11)	-	(94)
Others	-	-	-	71	(7)	175	239
Total Deferred Tax Assets	53,492	22,068	75,560	53,563	22,061	175	75,799
Deferred Liabilities
Temporary Differences
Flight Rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of Engines and Parts for Aircraft Maintenance	-	-	-	(194,789)	(7,733)	-	(202,522)
Breakage Provision	-	-	-	(193,498)	(3,748)	-	(197,246)
Goodwill Amortization for Tax Purposes	-	-	-	(127,659)	(15,638)	-	(143,297)
Derivative Transactions	-	-	-	(28,902)	28,400	-	(502)
Provision for Doubtful Accounts and Loss of Other Credits	-	-	-	201,446	7,695		209,141
Provision for Aircraft and Engine Return	-	-	-	190,778	119,968	-	310,746
Provision for Legal Proceedings and Tax Liabilities	-	-	-	124,723	119,103		243,826
Aircraft Leases and Others	-	-	-	10,586	73,914	-	84,500
Unrealized Gains	-	-	-	69,843	(69,843)	-	-
Others	-	-	-	81,064	(32,895)	-	48,169
Total Deferred Taxes - Liabilities	-	-	-	(219,634)	219,223	-	(411)
Total Effect of Deferred Taxes in the Income (Expenses)	-	22,068	-	-	241,285	-	-

(*) Exchange rate change recognized in other comprehensive income.

57

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized on December 31, 2021 from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2022	7,156
2023	26,511
2024	18,581
2025	16,274
Total	68,522

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	2021	2020
Income Tax Losses and Negative Basis of Social Contribution	12,076,378	8,401,388

Potential Tax Credit	4,105,969	2,856,472

The reconciliation of actual income taxes and social contribution rates for the periods ended December 31, 2021 and 2020 is as follows:

	Parent Company		Consolidated
	2021	2020	2021	2020
Loss before Income Tax and Social Contribution	(7,243,606)	(5,978,491)	(7,376,227)	(5,817,293)
Combined Nominal Tax Rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	2,462,826	2,032,687	2,507,917	1,977,880

Adjustments to Calculate the Actual Tax Rate:
Equity Pickup	(2,174,015)	(1,811,034)	-	(149)
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(157,614)	(29,562)	(171,981)	(4,734)
Nondeductible Expenses, Net	(24,656)	(1,028)	(118,734)	(124,577)
Exchange Rate Change on Foreign Investments	(84,473)	(191,052)	(82,085)	(174,151)
Interest on Shareholders’ Equity	-	(9,648)	-	8,693
Benefit (Not Constituted) on Tax Losses, Negative Basis and Temporary Differences	-	-	(1,942,695)	(1,760,920)
Total Income Tax and Social Contribution	22,068	(9,637)	192,422	(77,958)

Income Tax and Social Contribution
Current	-	(6,226)	(48,862)	(95,537)
Deferred	22,068	(3,411)	241,284	17,579
Total Income Tax and Social Contribution	22,068	(9,637)	192,422	(77,958)

58

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

12.	Deposits

	Parent Company		Consolidated
	2021	2020	2021	2020
Maintenance Deposits	-	-	1,000,995	1,032,418
Court Deposits	44,744	49,838	575,917	667,565
Deposit in Guarantee for Lease Agreements	2,790	68,423	372,114	358,472
Total	47,534	118,261	1,949,026	2,058,455

Current	-	-	191,184	-
Non-current	47,534	118,261	1,757,842	2,058,455

12.1.	Maintenance Deposits

The Company makes deposits in US dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual liabilities related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as established in the aircraft lease. Credit bills can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. On December 31, 2021, no credit bill had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on December 31, 2021 was R$262,061 (R$273,311 on December 31, 2020).

•	Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On December 31, 2021, the balance referring to such reserves was R$738,934 (R$759,108 on December 31, 2020).

12.2.	Court Deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Bearing in mind that the Company is not a legitimate party to appear on the liability side of the said lawsuits, whenever blocks occur, their exclusion and respective release of the retained funds is demanded. On December 31, 2021, the blocked balances referring to Varig S.A. succession lawsuits and third-party lawsuits totaled R$59,990 and R$104,043, respectively (R$77,564 and R$105,320 on December 31, 2020). The other balances refer to lawsuits in which the Company is the main party.

12.3.	Deposit in Guarantee for Lease Agreements

As required by the lease agreements, the Company makes guarantee deposits (in US dollars) to the leasing companies, which may be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

59

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

13.	Investments

13.1.	Breakdown of Investments

The investment information is shown below:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade (1)	SCP Trip (2)
Material Information of the Subsidiaries on December 31, 2021
Total Number of Shares	2,762,566,614	-	-
Share Capital	5,511,194	-	-
Interest %	100.00%	-	-

Shareholders’ Equity (Deficit)	(18,292,878)	-	-
Unrealized Gains (a)	-	-	-
Adjusted Shareholders’ Equity (b)	(18,292,878)	-	-

Net Income (Loss) for the Fiscal Year	(6,431,865)	57,753	-
Unrealized Gains for the Fiscal Year (a)	-	7,324	-
Adjusted Net Income (Expenses) for the Fiscal Year (b)	(6,431,865)	37,703	-

Relevant Information of the Subsidiaries on December 31, 2020
Total Number of Shares	5,262,335,049	124,158,953	-
Share Capital	4,554,280	254,610	1,318
Interest %	100.0%	52.60%	60.0%

Shareholders’ Equity (Deficit)	(12,670,479)	1,350,329	1,359
Unrealized Gains (a)	-	(135,578)	-
Adjusted Shareholders’ Equity (b)	(12,670,479)	574,717	815

Net Income (Loss) for the Fiscal Year	(5,426,288)	195,957	(732)
Unrealized Gains for the Fiscal Year (a)	-	(3,363)	-
Adjusted Net Income (Expenses) for the Fiscal Year (b)	(5,426,288)	99,717	(439)

(1)	In May 2021, the Company transferred control of Smiles Fidelidade to its subsidiary GLA, as shown in the map below. Furthermore, on September 1, 2021, Smiles Fidelidade was merged into GLA. Therefore, the information referring to the shareholding position and shareholders' equity on September 30, 2021 was not presented. The income (expenses) for the fiscal year, unrealized profits and adjusted net income (expenses) in question refer only from January to April 2021, considering the 52.60% interest in the capital directly held by the Company.
(2)	GLA discontinued the investment held in Trip in 2021.
(a)	Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated statements, are only accrued when program members are actually transported by GLA.
(b)	The net profit (loss) for the adjusted fiscal year corresponds to the percentage of the profit (loss) for the fiscal year net of unrealized profits. Information on Smiles Fidelidade only includes figures from January to April 2021, considering the 52.60% interest in the capital directly held by the Company.

60

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

13.2.	Changes in Investments

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	SCP Trip
Balances on December 31, 2020	(12,670,479)	574,717	(12,095,762)	815
Equity Income	(6,431,865)	37,703	(6,394,162)	-
Unrealized Income (Expenses) on Hedge	392,275	-	392,275	-
Foreign Exchange Rate Change on Investment Conversion Abroad	38	430	468	-
Share-Based Compensation	21,345	233	21,578	-
Actuarial Gains from Post-Employment Benefits	41,524	-	41,524	-
Prepayment for Future Capital Increase	307,350	-	307,350	-
Dividends and Interest on Shareholders’ Equity	-	(263,008)	(263,008)	-
Investment Write-Off	-	-	-	(815)
Transfer of Control Smiles Fidelidade (a)	350,075	(350,075)	-	-
Transaction with Non-Controlling Shareholders - Capital Increase (b)	1,351,289	-	1,351,289	-
Transaction with Non-Controlling Shareholders - Equity Valuation Adjustments (b)	(909,980)	-	(909,980)	-
Redemption of Preferred Shares - Corporate Reorganization (c)	(744,450)	-	(744,450)	-
Balances on December 31, 2021	(18,292,878)	-	(18,292,878)	-
(a)	On May 25, 2021, the Company transferred to GOL the control of Smiles Fidelidade S.A. through a capital increase totaling R$350,075.
(b)	On June 4, 2021, the Company concluded the corporate reorganization stage to acquire the non-controlling shareholders of Smiles. This transaction involved a consideration of R$1,351,289 (R$606,839 in preferred shares and R$744,450 in redeemable preferred shares). The book value of this acquisition was R$441,309, which resulted in recording an equity valuation adjustment totaling R$909,980, recognized directly in the subsidiary's equity.
(c)	The redeemable preferred shares were settled in cash on June 23, 2021.

14.	Property, Plant & Equipment

14.1.	Parent Company

On December 31, 2021, the balance of Property, Plant & Equipment was R$451,320 in subsidiary GAC (R$68,660 as of December 31, 2020), mainly due to prepayment for aircraft acquisition.

61

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

14.2.	Consolidated

		December 31, 2020							December 31, 2021
	Weighted Average Rate (p.a.)	Historical Cost	Year-to-date Depreciation	Net Opening Balance	Additions	Contractual Amendment	Depreciation	Write-Offs	Net Closing Balance	Historical Cost	Year-to-date Depreciation
Flight Equipment
Aircraft - ROU(1) with no Purchase Option	17.00%	4,020,709	(1,420,648)	2,600,061	2,446,548	776,867	(654,599)	(4)	5,168,873	7,127,628	(1,958,755)
Spare Parts and Engines - Own (3) (4)	7.00%	1,964,411	(837,048)	1,127,363	106,343	-	(131,887)	(3,122)	1,098,697	2,062,646	(963,949)
Spare Parts and Engines - ROU	25.91%	84,329	(47,940)	36,389	48,532	-	(18,606)	-	66,315	129,223	(62,908)
Aircraft and Engine Overhauling	44.14%	3,206,385	(2,282,042)	924,343	266,584	-	(418,170)	(76)	772,681	3,143,372	(2,370,691)
Tools	10.00%	55,821	(28,697)	27,124	1,238	-	(3,843)	(20)	24,499	56,826	(32,327)
		9,331,655	(4,616,375)	4,715,280	2,869,245	776,867	(1,227,105)	(3,222)	7,131,065	12,519,695	(5,388,630)

Non-Aeronautical Property, Plant & Equipment
Vehicles	20.00%	11,264	(9,572)	1,692	382	-	(551)	(362)	1,161	11,076	(9,915)
Machinery and Equipment	10.00%	62,841	(48,417)	14,424	148	-	(2,529)	(30)	12,013	62,837	(50,824)
Furniture and Fixtures	10.00%	32,790	(20,483)	12,307	195	-	(1,959)	(59)	10,484	32,508	(22,024)
Computers, Peripherals and Equipment	13.33%	49,775	(37,740)	12,035	505	-	(3,755)	(18)	8,767	49,636	(40,869)
Computers, Peripherals and Equipment – ROU	33.29%	21,992	(15,460)	6,532	1,218	-	(4,791)	-	2,959	23,210	(20,251)
Third-Party Property Improvements	16.18%	183,351	(156,965)	26,386	45	-	(9,904)	(14)	16,513	183,345	(166,832)
Third-Party Properties - ROU	35.68%	27,867	(15,834)	12,033	-	1,512	(8,781)	(131)	4,633	28,819	(24,186)
Construction in Progress		14,837	-	14,837	573	-	-	-	15,410	15,410	-
		404,717	(304,471)	100,246	3,066	1,512	(32,270)	(614)	71,940	406,841	(334,901)

Impairment Losses (2)	-	(34,330)	-	(34,330)	7,476	-	-	-	(26,854)	(26,854)	-
Total Property, Plant & Equipment in Use		9,702,042	(4,920,846)	4,781,196	2,879,787	778,379	(1,259,375)	(3,836)	7,176,151	12,899,682	(5,723,531)

Prepayment to Suppliers	-	179,092	-	179,092	331,517	-	-	(11,590)	499,019	499,019	-
Total		9,881,134	(4,920,846)	4,960,288	3,211,304	778,379	(1,259,375)	(15,426)	7,675,170	13,398,701	(5,723,531)

(1)	Right of Use (“ROU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On December 31, 2021, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026, as per Note 16.
(4)	On December 31, 2021, 19 Company's engines are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.

62

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

15.	Intangible Assets

The breakdown and changes in intangible assets are as follows:

		Consolidated
	Weighted Average Rate (p.a.)	December 31, 2020						December 31, 2021
		Historical Cost	Year-to-date Amortization	Net Opening Balance	Additions	Write-Offs	Amortization	Net Closing Balance	Historical Cost	Year-to-date Amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	38.28%	507,734	(345,661)	162,073	152,584	(45)	(74,438)	240,174	508,650	(268,476)
Others	20.00%	10,000	(6,167)	3,833	-	-	(2,000)	1,833	10,000	(8,167)
Total		2,098,936	(351,828)	1,747,108	152,584	(45)	(76,438)	1,823,209	2,099,852	(276,643)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2021 and 2020, through the discounted cash flow for each cash-generating unit, giving rise to the value in use, not resulting in impairment.

To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

63

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In the comparative period, the Company allocated goodwill considering two cash-generating units: GLAI and Smiles. After the merger of Smiles Fidelidade by GLA, revenue from the frequent flyer program with airline products and services are recognized only at when the flight takes place, as the entity’s obligation becomes exclusively air transportation and related services, and the frequent flyer program is characterized as a way to promote air transportation and improve the financial flows for GOL. Thus, on December 31, 2021, the Company operates a single cash-generating unit, considering that revenue depends on different assets that cannot be evaluated separately to measure the value in use.

			Air transportation
December 31, 2021
Book value			3,544,950
Value in use			36,535,754

Discount rate			14.84%
Perpetuity growth rate			3.18%

Sensitivity test
10% variation
Value in use			30,481,528
Amendment of the value in use			(6,054,226)

25% Variation
Value in use			23,706,460
Amendment of the value in use			(12,829,294)
	Goodwill		Slots
	GLA	Smiles
December 31, 2020
Book Value	325,381	216,921	1,038,900
Value in Use	20,784,520	6,771,427	21,064,362

Discount Rate	13.98%	14.72%	12.20%
Perpetuity Growth Rate	3.25%	3.25%	3.25%

Sensitivity Test
10% Variation
Value in Use	17,956,770	6,266,730	19,032,099
Amendment of the Value in Use	(2,827,750)	(504,697)	(2,032,263)

25% Variation
Value in Use	14,520,245	5,655,353	16,572,033
Amendment of the Value in Use	(6,264,275)	(1,116,074)	(4,492,329)

The results obtained were compared with the book value of the cash-generating unit, and, as a result, the Company did not recognize losses in relation to the impairment of its CGUs. No impairment loss has been recorded to date.

The assumptions adopted in the impairment testing of intangible assets are based on internal projections for a five-year period. For longer periods, the Company uses the perpetuity growth rate. The discounted cash flow that calculated the value in use of the cash-generating unit was prepared in accordance with the Company’s business plan and approved by the Company’s Board of Directors.

64

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The main assumptions taken into consideration by the Company to determine the value in use of the cash-generating unit are:

•	Capacity and fleet: Considers the use, the aircraft capacity used in each flight and the projected size of the fleet in use.
•	Demand: Market efficiency is the main input to estimate the Company’s demand growth. Management considers market efficiency to be the ratio between its market share and its seat share. This indicator reflects how efficiently the Company uses its share of the market’s total supply based on how much demand for air transportation it absorbs.
•	Revenue per passenger: considers the average price charged by GLA and the effects of market variables (see the variables used below).
•	Operating costs related to the business: based on the historical cost and adjusted by indicators, such as inflation, supply, demand and variation of the U.S. dollar.

The Company also considered market variables such as GDP (source: Central Bank of Brazil), US dollar (source: Central Bank of Brazil), kerosene barrel (source: Brazilian Agency of Oil - “ANP”) and interest rate (source: Bloomberg).

65

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.	Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			December 31, 2020										December 31, 2021
	Maturity	Interest Rate p.a.	Current	Non-current	Total	Funding	Unrealized Income (Expenses) from ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-current
Foreign Currency Contracts
Guaranteed Funding (a)	06/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
ESN 2024 (1) (b)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(186,804)	-	200,401	(84,449)	123,690	575	1,988,227	40,764	1,947,463
Senior Notes 2025 (c)	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	245,419	(241,093)	252,421	9,194	3,704,778	105,797	3,598,981
Senior Secured Notes 2026 (d)	06/2026	8.00%	1,848	953,802	955,650	2,267,646	-	-	184,034	(184,906)	201,439	28,114	3,451,977	-	3,451,977
Perpetual Notes (e)	-	8.75%	16,522	799,777	816,299	-	-	-	72,648	(72,867)	60,506	-	876,586	17,743	858,843
Total			638,964	6,990,749	7,629,713	2,267,646	(186,804)	(499,663)	719,502	(601,060)	654,351	37,883	10,021,568	164,304	9,857,264
(1)	Exchangeable Senior Notes see Note 32.2.
(a)	Backed financing raised by the subsidiary Gol Finance in August 2020, from Delta Airlines, backed through Smiles’ shares and other assets, fully settled in 2021 with guarantees cleared.
(b)	The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(c)	The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(d)	The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021, totaling US$650 million due in 2026.
(e)	The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.

66

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

			Consolidated
			December 31, 2020										December 31, 2021
	Maturity	Interest Rate p.a.	Current	Non-current	Total	Funding	Unrealized Income (Expenses) from ESN	Principal Payment	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Non-current
Domestic Currency Contracts
Debentures (a)	10/2024	14.06%	440,918	146,170	587,088	574,572	-	(28,333)	60,174	(36,048)	-	7,315	1,164,768	109,519	1,055,249
Working Capital (b)	10/2025	15.47%	239,615	17,275	256,890	40,000	-	(237,588)	17,964	(19,270)	-	-	57,996	48,239	9,757

Foreign Currency Contracts
Guaranteed Funding (c)	06/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
Import Financing (d)	07/2022	7.77%	783,659	-	783,659	-	-	(699,899)	27,701	(32,451)	59,024	-	138,034	138,034	-
Financing with Ex-lm Bank Collateral (e)	12/2022	2.73%	194,786	49,958	244,744	-	-	(157,641)	2,653	(2,904)	8,132	4,412	99,396	99,396	-
ESN 2024 (1) (f)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(186,804)	-	200,401	(84,449)	123,690	575	1,988,227	40,764	1,947,463
Spare Engine Facility (g)	09/2024	2.44%	22,771	197,009	219,780	-	-	(86,020)	5,447	(5,374)	15,642	282	149,757	24,651	125,106
Senior Secured Notes 2025 (h)	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	245,419	(241,093)	252,421	9,194	3,704,778	105,797	3,598,981
Senior Secured Notes 2026 (i)	06/2026	8.00%	1,848	953,802	955,650	2,267,646	-	-	184,034	(184,906)	201,439	28,114	3,451,977	-	3,451,977
Loan Facility (j)	03/2028	4.11%	32,566	233,135	265,701	-	-	(22,701)	12,559	(7,584)	20,281	255	268,511	50,471	218,040
Perpetual Notes (2) (k)	-	8.75%	16,522	789,168	805,690	10,952	-	-	72,592	(72,585)	59,937	-	876,586	17,743	858,843
Total			2,353,279	7,623,687	9,976,966	2,893,170	(186,804)	(1,731,845)	845,944	(704,409)	756,861	50,147	11,900,030	634,614	11,265,416
(1)	Exchangeable Senior Notes see Note 32.2.
(2)	On December 31, 2020, includes the removal of related parties, considering the securities issued by Gol Finance, held by GLA, totaling R$10,609. These securities were resold, so there is no elimination in the fiscal year ended December 31, 2021.
(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both issues have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuing transactions that have as purpose maintaining and managing the Company's working capital.
(c)	Backed financing raised by the subsidiary Gol Finance in August 2020, from Delta Airlines, backed through Smiles shares and other assets, fully settled in 2021.
(d)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.
(e)	Financing to carry out engine maintenance services with Ex-Im Bank guarantee, including 4 operations, 3 with maturities in 2021, duly liquidated, and 1 with maturity in 2022.
(f)	The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(g)	Loan with guarantee of the Company's own engines, with maturity in 2024.
(h)	The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(i)	The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021, totaling US$650 million due in 2026.
(j)	Loans with a guarantee totaling 5 engines, carried out in June 2018. The contracted rates vary between Libor 6m + 2.35% p.a. up to Libor 6m + 4.25% p.a.
(k)	The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.

67

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The total parent company and consolidated loans and financing on December 31, 2021 includes funding costs, premiums, goodwill and negative goodwill totaling R$210,902 and R$250,393, respectively (R$215,312 and R$231,421 on December 31, 2020) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN, totaling R$162,568 on December 31, 2021 (R$346,030 on December 31, 2020).

16.1.	New Loans and Financing Contracted during the Fiscal Year ended on December 31, 2021

The renegotiations detailed below were evaluated under CPC 48 - “Financial Instruments”, corresponding to IFRS 9, and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

16.1.1.	Debentures

16.1.1.1.	7th Issue

On March 26, 2021, the Annual Debenture Holders' Meeting decided to postpone the payment of the Third Series with maturity on March 28, 2021, to April 7, 2021, totaling R$147,913, and suspend the early maturity of the installment of the First Series, also maturing on March 28, 2021, and also totaling R$147,920.

On April 6, 2021, a Meeting of Debenture Holders was held, resolving on transferring part of the First Series that matured in March 2021 to the Third Series, besides postponing the maturity of the Third Series from April 7, 2021 to May 12 2021 with a new compensation of CDI + 4.90%, totaling R$295,833.

On May 11, 2021, a Meeting of Debenture Holders was held to change the maturity of the Third Series from May 12, 2021 to June 26, 2021.

On June 25, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the Third Series from June 26, 2021 to August 10, 2021.

On August 9, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the Third Series from August 10, 2021 to August 25, 2021.

On August 24, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the Third Series from August 25, 2021 to September 28, 2021.

On September 27, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the First Series and Third Series from September 28, 2021 to October 13, 2021.

On October 11, 2021, a new Meeting of Debenture Holders resolved to change the maturity of the First Series and Third Series from October 13, 2021 to October 27, 2021.

68

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

On October 25, 2021, a Meeting of Debenture Holders resolved to change the maturity of the First Series, Second Series and Third Series from October 27, 2021 to October 27, 2024, with a new compensation of CDI + 4.50 % p.a., totaling R$591,666.

On October 26, 2021, 4,250 debentures were repurchased, totaling R$28,333.

16.1.1.2.	8th Issue

On October 25, 2021, the 8th issue of debentures was carried out, fully used to refinance the short-term debt of facility lines for import financing and working capital, totaling R$620,217 and compensation of CDI + 4.50% p.a. The debentures will mature on October 27, 2024 and payments of principal and interest will be monthly, after a grace period of 1 (one) year for the principal and 6 (six) months for the interests.

Date -	R$ thousand		Interest	Date -
Operation	Principal	Costs and Negative Goodwill	Rate (p.a.)	Maturity
October 25, 2021	610,217	35,645	CDI + 4.50%	October 27, 2024

16.1.2.	Working Capital

In October 2021, the Company, through its subsidiary GLA, raised funds in this modality, to preserve and manage the company's working capital. Information on such financing is presented below:

Date -	R$ thousand	Interest	Date -
Operation	Principal	Rate (p.a.)	Maturity
October 15, 2021	40,000	CDI + 6.80%	April 13, 2022

During the fiscal year ended December 31, 2021, the Company, through its subsidiary GLA, renegotiated the maturities of this type of agreement, preserving the operational guarantees. The main changes made by these renegotiations were the maturity date and interest rate, disclosed next to the movement table.

16.1.3.	Import Financing

In the fiscal year ended December 31, 2021, the Company, through its subsidiary GLA, renegotiated the postponement of maturities of this type of agreement, with changes in the interest rate, disclosed in the table above, and keeping the operational guarantees. These operations are intended to finance engine maintenance, import financing to purchase spare parts and aircraft equipment.

16.1.4.	Spare Engine Facility

In the fiscal year ended December 31, 2021, the Company, through its subsidiary GLA, renegotiated changes in the payment flows of this type of agreement, without additional charges.

69

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.1.5.	Senior Secured Notes 2026

In May and September 2021, the Company carried out two new Senior Secured Notes funding, as additional and consolidated issues of Senior Secured Notes issued in December 2020, with interest of 8.00% p.a. and maturity in June 2026.

Date -	Principal		Costs, Premiums and Goodwill		Interest	Date -
Operation	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
May 11, 2021	300,000	1,569,660	11,997	62,784	8.00%	June 30, 2026
September 28, 2021	150,000	815,910	10,210	55,140	8.00%	June 30, 2026

16.1.6.	Loan Facility

In the fiscal year ended December 31, 2021, the Company, through its subsidiary GLA, renegotiated changes in the payment flows of this type of agreement, with an additional cost for deferred installments of 5.90% p.a.

16.2.	Loans and Financing – Non-Current

On December 31, 2021, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2023	2024	2025	2026	2026 onwards	Without Maturity Date	Total
Parent Company
In Foreign Currency
ESN 2024	-	1,947,463	-	-	-	-	1,947,463
Senior Notes 2025	-	-	3,598,981	-	-	-	3,598,981
Senior Secured Notes 2026	-	-	-	3,451,977	-	-	3,451,977
Perpetual Notes	-	-	-	-	-	858,843	858,843
Total	-	1,947,463	3,598,981	3,451,977	-	858,843	9,857,264

Consolidated
In Domestic Currency
Debentures	575,591	479,658	-	-	-	-	1,055,249
Working Capital	4,752	2,500	2,505	-	-	-	9,757
In Foreign Currency
ESN 2024	-	1,947,463	-	-	-	-	1,947,463
Spare Engine Facility	24,595	100,511	-	-	-	-	125,106
Senior Notes 2025	-	-	3,598,981	-	-	-	3,598,981
Senior Secured Notes 2026	-	-	-	3,451,977	-	-	3,451,977
Loan Facility	34,312	35,476	36,727	78,469	33,056	-	218,040
Perpetual Notes	-	-	-	-	-	858,843	858,843
Total	639,250	2,565,608	3,638,213	3,530,446	33,056	858,843	11,265,416
70

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.3.	Fair Value

The fair value of debt on December 31, 2021 is as follows:

	Parent Company		Consolidated
	Accounting (*)	Fair Value	Accounting (*)	Fair Value
Debentures	-	-	1,164,768	1,201,883
ESN 2024	1,988,227	2,063,123	1,988,227	2,063,123
Senior Notes 2025	3,704,778	3,317,285	3,704,778	3,317,285
Senior Secured Notes 2026	3,451,977	3,435,149	3,451,977	3,435,149
Perpetual Notes	876,586	706,803	876,586	706,803
Other Loans	-	-	713,694	713,694
Total	10,021,568	9,522,360	11,900,030	11,437,937

(*) Net Total of Funding Costs.

16.4.	Covenants

The Company has covenants in the Debentures and Senior Secured Notes 2026.

After the renegotiation of the debentures, the mandatory measurement of the indicators provided for in the deeds of the 7th and 8th issuance will be as of December 2022.

Within the scope of the Senior Secured Notes 2026, the Company complies with guarantee conditions linked to inventory parts and intellectual property. On December 31, 2021, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions.

71

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

17.	Leases to Pay

On December 31, 2021, the balance of leases to pay included: (i) R$28,440 for variable payments and short-term leases, which fall under the exemption provided for in CPC 06 (R2) - Leases, equivalent to IFRS 16 (R$16,252 on December 31, 2020); and (ii) R$10,734,544 referring to the present value on this date of future lease payments (R$7,567,940 on December 31, 2020).

The breakdown and changes in the present value of future lease payments are shown below:

		Consolidated
	Weighted Average Rate (p.a.)	December 31, 2020									December 31, 2021
		Current	Non-current	Total	Additions	Amendment Contractual	Payments	Clearing with Deposits	Interest Incurred	Exchange Rate Change	Total	Current	Non-current
Right of Use Leases - Without Purchase Option
Domestic Currency Contracts	11.56%	32,530	14,985	47,515	1,218	1,512	(17,596)	-	5,359	-	38,008	29,456	8,552
Foreign Currency Contracts	10.00%	1,268,226	6,252,199	7,520,425	2,503,750	749,166	(1,431,689)	(37,565)	875,267	517,182	10,696,536	1,999,791	8,696,745

Total		1,300,756	6,267,184	7,567,940	2,504,968	750,678	(1,449,285)	(37,565)	880,626	517,182	10,734,544	2,029,247	8,705,297

In the fiscal year ended December 31, 2021, the Company recognized R$48,289 directly in the cost of services, related to short-term leases and variable payments.

72

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The future payments of lease agreements are detailed as follows:

	December 31, 2021	December 31, 2020
2021	-	2,102,771
2022	2,977,345	1,982,685
2023	2,370,391	1,642,264
2024	1,970,832	1,260,405
2025	1,673,635	1,018,896
2026	1,360,011	823,049
2026 onwards	4,610,635	1,878,460
Total Minimum Lease Payments	14,962,849	10,708,530
Less Total Interest	(4,199,865)	(3,124,338)
Present Value of Minimum Lease Payments	10,762,984	7,584,192
Less Current Portion	(2,057,687)	(1,317,008)
Non-Current Share	8,705,297	6,267,184

During the fiscal year ended December 31, 2021, the Company signed the renegotiations on its operating aircraft and engine lease agreements, with no purchase option, which led to contractual changes regarding the postponement of due dates and monthly payments compared to the original terms of the lease agreements. The Company recorded the update of these renegotiations and remeasured the lease liability since the deferral of the installments will occur based on new payment flows, discount rate and exchange rate on the date of the contractual amendment, as provided for in the current regulations. The year-to-date effects calculated and updated in the fiscal year ended December 31, 2021 were disclosed in Note 1.1.1.

17.1.	Sale-Leaseback Transactions

During the fiscal year ended December 31, 2021, the Company’s net gain reached R$2,113 in the parent company and R$5,913 in the consolidated from sale-leaseback transactions with 1 aircraft and 2 engines (R$372,312 and R$551,942 in the parent company and consolidated, respectively, from sale leaseback operations with 11 aircraft negotiated in the fiscal year ended December 31, 2020) recognized in income (expenses) as “Sale-Leaseback Transactions” in the group of other net operating revenues and expenses, see Note 29.

18.	Suppliers

	Parent Company		Consolidated
	2021	2020	2021	2020
Domestic Currency	52,079	48,345	1,401,093	1,164,193
Foreign Currency	32,272	24,357	497,877	481,001
Total	84,351	72,702	1,898,970	1,645,194

Current	84,335	72,702	1,820,056	1,612,536
Non-current	16	-	78,914	32,658

19.	Suppliers - Forfaiting

The Company has contracts that allow suppliers to receive their rights in advance from a financial institution. On December 31, 2021, the balance recorded in current liabilities from forfeiting operations reached R$22,733 (on December 31, 2020 there were no liabilities from this type of operation).

73

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

20.	Taxes to Collect

	Parent Company		Consolidated
	2021	2020	2021	2020
PIS and COFINS	510	216	71,515	23,647
Installments	-	-	34,213	41,641
Income Tax on Salaries	43	43	32,940	33,011
ICMS	-	-	244	472
Income Tax and Social Contribution to Collect	-	-	366	13
Others	32	33	7,172	7,192
Total	585	292	146,450	105,976

Current	585	292	122,036	73,614
Non-current	-	-	24,414	32,362

21.	Advance Ticket Sales

On December 31, 2021, the balance of Advance from ticket sales classified in current liabilities was R$2,670,469 (R$2,050,799 on December 31, 2020) and is represented by 7,004,554 tickets sold and not yet used (6,691,911 on December 31, 2020) with an average use of 126 days (102 days on December 31, 2020).

Balances of advance from ticket sales are shown net of breakage corresponding to R$226,905 on December 31, 2021 (R$299,188 on December 31, 2020).

On December 31, 2021, the Company has reimbursements to pay for advance air tickets totaling R$369,638 (R$253,963 on December 31, 2020), recorded as Other liabilities in current liabilities.

22.	Frequent-Flyer Program

	Consolidated
	2021	2020
Frequent-Flyer Program	2,097,432	2,150,914
Breakage	(480,301)	(569,952)
Total	1,617,131	1,580,962

Current	1,298,782	1,258,502
Non-current	318,349	322,460

Breakage consists of the estimate of miles with a high potential to expire without being used. CPC 47, corresponding to IFRS 15, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

74

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

23.	Provisions

	Consolidated
	Post-Employment Benefits	Provisions for Aircraft and Engine Return	Processes Judicial (a)	Total
Balances on December 31, 2020	99,549	1,030,915	392,432	1,522,896
Constitution (Reversal) of Provision	9,581	1.799,280	659,806	2,468,667
Provisions Used	(9)	(288,531)	(218,618)	(507,158)
Amendment of Assumptions	(32,562)	-	-	(32,562)
Plan Experience	(8,962)	-	-	(8,962)
Present Value Adjustment	7,842	57,976	-	65,818
Exchange Rate Change	-	80,193	(1,570)	78,623
Balances on December 31, 2021	75,439	2,679,833	832,050	3,587,322

On December 31, 2021
Current	-	477,324	-	477,324
Non-current	75,439	2,202,509	832,050	3,109,998
Total	75,439	2,679,833	832,050	3,587,322

On December 31, 2020
Current	-	169,381	-	169,381
Non-current	99,549	861,534	392,432	1,353,515
Total	99,549	1,030,915	392,432	1,522,896
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

23.1.	Post-Employment Benefit

The Company offers to its employees’ health care plans that, due to complying with current laws, generate liabilities with post-employment benefits.

The increase in the indicative rates for federal government bonds linked to inflation (NTN-B), with long maturities used to define the discount rate used to calculate post-employment liabilities, as determined by the applicable accounting standards, generated a lower liability. Besides, the Company had a gain in experience from the lower than expected increase in medical costs in 2021, according to actuarial hypotheses. The amounts referring to the change in the discount rate and experience of the plan were accounted for in other comprehensive income (expenses).

75

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The actuarial assumptions applied in measuring the post-employment benefit are presented below:

	Consolidated
Actuarial Assumptions	2021	2020
Weighted Average of Assumptions to Determine the Defined Benefit Obligation
Nominal Discount Rate (p.a.)	10.59%	7.88%
Actual Discount Rate (p.a.)	5.30%	4.23%
Long-Term Estimated Inflation Rate (p.a.)	5.02%	3.00%
HCCTR - Nominal Medical Inflation Rate (p.a.)	8.43%	6.35%
HCCTR - Actual Medical Inflation Rate (p.a.)	3.25%	3.25%
Mortality Table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

Weighted Average of Assumptions to Determine the Cost (revenue) of the Defined Benefit
Nominal Discount Rate (p.a.)	7.88%	7.23%
Actual Discount Rate (p.a.)	5.30%	4.23%
Long-Term Estimated Inflation Rate (p.a.)	3.50%	3.50%
HCCTR - Nominal Medical Inflation Rate (p.a.)	6.86%	6.86%
HCCTR - Actual Medical Inflation Rate (p.a.)	3.25%	3.25%
Mortality Table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

23.2.	Provisions for Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions for the aircraft and engine return under leases with no purchase rights, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements.

During the fiscal year ended December 31, 2021, the Company started advancing the fleet transformation plan, as described in Note 1.7. Therefore, the Company reviewed the estimate linked to the provision to return aircraft and engines and recognized an additional provision totaling R$1,622,956, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines are returned.

23.3.	Provision for Legal Proceedings

On December 31, 2021, the Company and its subsidiaries are involved in certain legal matters from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Consolidated
	Probable Loss		Possible Loss
	2021	2020	2021	2020
Civil	188,500	100,806	55,193	64,181
Labor	475,191	269,297	102,216	238,702
Tax	168,360	22,329	701,556	574,356
Total	832,051	392,432	858,965	877,239

Provisions are reviewed based on the evolution of lawsuits and the history of losses through the best current estimate.

76

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Civil lawsuits are mainly linked to indemnification in general linked to flight delays and cancellations, loss and damage to luggage. The labor claims primarily consist of subjects related to overtime, hazard pay, risk premium and wage differences.

In September 2020, a class action complaint was filed against us and senior management in the federal courts of New York. The plaintiff is claiming alleged losses resulting from alleged misleading disclosure. We are vigorously contesting the complaint and believe that there is no merit to these claims. Consequently, we have not made any provisions related to this matter.

The Company discusses the non-application of the additional 1% rate of COFINS on imports of aircraft, parts, and components, totaling R$145,986 (R$94,790 on December 31, 2020). In the fiscal year ended December 31, 2021, given the decisions by the Superior Courts considering the legality of charging an additional rate on imports carried out by airlines, the Company reassessed the loss prognosis, reclassifying from possible loss to probable loss of the related debts.

The tax lawsuits presented below were assessed by Management and legal counsel as relevant and with possible risk on December 31, 2021:

•	Tax on Services of Any Nature (ISS), amounting to R$29,812 (R$25,655 on December 31, 2020) from Tax Notices issued by the City of São Paulo against the Company, from January 2007 to December 2010, referring to a possible incidence of ISS on agreements signed with partners. The classification as possible risk arises from the fact that the matters under discussion are interpretative and involve discussions on factual and probative matters. In addition, there is no final positioning of the Superior Courts.

•	Customs fine totaling R$68,917 (R$66,091 on December 31, 2020) related to the Infraction Notices drawn up against the Company for an alleged non-compliance with customs rules related to temporary aircraft importation processes. The classification as possible risk is due to no final decision from the Higher Courts on the matter.

•	Goodwill BSSF Air Holdings (“BSSF”), totaling R$66,757 (R$65,611 on December 31, 2020) from the Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification as possible risk is due to no final decision from the Higher Courts.

•	Goodwill GLA (from the acquisition of the former VRG) totaling R$90,716 (R$88,631 on December 31, 2020) from the Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification as possible risk is due to no final decision from the Higher Courts.

•	In 2018, the merged company Smiles received a Tax Notice for the fiscal years 2014 and 2015, due to: (i) the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013 and (ii) the deductibility of the financial expenses of the debentures issued in June 2014. The balance of R$130,132 on December 31, 2021 (R$126,410 on December 31, 2020) was assessed by the Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

•	During the fiscal year ended December 31, 2021, the merged Smiles received a Tax Notice for 2016 and 2017, due to the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013. The balance of R$55,428 on December 31, 2021 was assessed by Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

•	Also in 2021, the Brazilian Federal Revenue Service filed administrative proceedings against the Company due to not approving offsetting social security contribution credits from August 2018 to November 2020. The balance of R$110,915 on December 31, 2021 was assessed by Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

77

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

There are other tax lawsuits assessed by Management and legal counsel as a possible risk, totaling R$148,879 (R$108,515 on December 31, 2020) which, added to the above lawsuits, total R$701,556 on December 31, 2021 (R$574,356 on December 31, 2020).

24.	Shareholders’ Equity

24.1.	Share Capital

On June 4, 2021, the Company's Board of Directors resolved to increase the share capital to R$606,839, due to the corporate reorganization for Smiles’ merger, with the Company issuing 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares, with class B and C shares redeemed in June, within the approved merger proposal.

On June 15, 2021, the Board of Directors ratified the capital increase, totaling R$422,611 issuing 171,136,137 common shares and 12,581,185 preferred shares, with costs incurred of R$1,877. In this same act, the 171,136,137 common shares were converted into 4,889,603 preferred shares issued by the Company, at the ratio of 35 common shares to 1 preferred share.

Finally, on July 28 and November 8, 2021, the Company's Board of Directors approved the capital increases, totaling R$2,088 and R$15, issuing 430,333 and 1,860 preferred shares, all registered and with no par value, respectively, referring to stock options exercised by employees eligible for the plan, as per Note 26.1.

On December 31, 2021, the Company's share capital was R$4,039,112 (R$3,009,436 on December 31, 2020), represented by 3,178,043,923 shares, with 2,863,682,710 common shares and 314,361,213 preferred shares (3,137,706,967 shares, comprised by 2,863,682,710 common shares and 274,024,257 preferred shares on December 31, 2020). The share capital above is reduced by the costs to issue shares totaling R$157,495 on December 31, 2021 (R$155,618 on December 31, 2020).

78

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s shares are held as follows:

	December 31, 2021			December 31, 2020
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Fundo Volluto (2)	-	-	-	100.00%	-	23.00%
MOBI (1) (2)	100.00%	32.81%	46.69%	-	37.57%	28.93%
AirFrance - KLM	-	1.35%	1.07%	-	1.55%	1.19%
Path Brazil (2)	-	3.45%	2.74%	-	-	-
Others	-	1.54%	1.22%	-	1.91%	1.47%
Market	-	60.85%	48.28%	-	58.97%	45.41%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the exchangeable senior notes, in 2019 MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family). In the fiscal year ended December 31, 2021, Fundo Volluto transferred its common shares to MOBI.

The authorized share capital on December 31, 2021 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the Law, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

24.2.	Treasury Shares

On December 31, 2021, the Company had 1,217,285 treasury shares, totaling R$41,514 (1,824,034 shares totaling R$62,215 on December 31, 2020). On December 31, 2021, the closing price of the Company's shares was R$17.03 (R$24.94 on December 31, 2020).

24.3.	Interim Dividends - Non-Controlling Shareholders

On March 25, 2021, Smiles Fidelidade's Board of Directors resolved to distribute interim dividends totaling R$500,000, of with R$263,008 were paid to the Company and R$236,992 allocated to non-controlling shareholders and fully paid on April 16, 2021.

25.	Earnings (Loss) per Share

Although there are differences between common and preferred shares in terms of voting rights and preference in case of liquidation, the Company’s preferred shares do not grant the right to receive fixed dividends. Preferred shares have the economic power and the right to receive dividends 35 times greater than common shares. Accordingly, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the result for the fiscal year attributed to the controlling shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.

Basic earnings per share are calculated by dividing the net income for the year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

79

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. On December 31, 2021 and December 31, 2020, the Company has only one category of potentially dilutive shares (stock option), as described in Note 26. Due to the losses ascertained in the fiscal years ended on December 31, 2021 and December 31, 2020, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	2021			2020
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Loss for the Fiscal Year Attributed to Controlling Shareholders	(1,560,971)	(5,660,567)	(7,221,538)	(1,377,078)	(4,611,050)	(5,988,128)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	295,486		2,863,683	273,967
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	295,486		2,863,683	273,967

Basic Loss per Share	(0.545)	(19.157)		(0.481)	(16.831)
Diluted Loss per Share	(0.545)	(19.157)		(0.481)	(16.831)

26.	Share-Based Compensation

The Company has two additional compensation plans for its executives: the Stock Option Plan ("Option Plan") and the Restricted Share Plan, both aiming to encourage and align the goals of the Company, managers and employees, and mitigate the risks to generate value for the Company from losing its executives, strengthening their commitment and productivity to long-term results.

26.1.	Stock Option Plan – GOL

Beneficiaries of stock options may acquire the shares at the price set on the grant date after 3 or 4 years from the grant date, provided that the beneficiary has held his/her employment relationship during this period.

Options exercisable in 3 years become exercisable at the rate of 20% in the first year, an additional 30% in the second and the remaining 50% in the third year. For stock option plans exercisable in 4 years, beneficiaries may exercise 20% in the first year, 20% in the second year, 30% in the third year and 30% in the fourth year.

80

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In all cases, the options can be exercised up to 10 years after the grant date. In all option plans, the expected volatility is based on the historical volatility of the 252 business days of the Company's shares traded on B3.

Option’s Year	Approval Date	Total Options Granted	Total Outstanding Options	Option Exercise Price (in Reais)	Average Fair Value on the Grant Date (in Reais)	Estimated Volatility of the Option Price	Expected Dividend	Risk-Free Return Rate	Average Remaining Maturity in Years
2012	October 19, 2012	778,912	189,324	12.81	5.32 (a)	52.25%	2.26%	9.00%	0.7
2013	May 13, 2013	802,296	211,663	12.76	6.54 (b)	46.91%	2.00%	7.50%	1.3
2014	August 12, 2014	653,130	197,661	11.31	7.98 (c)	52.66%	3.27%	11.00%	2.5
2015	August 11, 2015	1,930,844	541,160	9.35	3.37 (d)	55.57%	5.06%	13.35%	3.5
2016	June 30, 2016	5,742,732	2,626,473	2.62	1.24 (e)	98.20%	6.59%	14.25%	4.4
2017	August 8, 2017	947,767	497,638	8.44	7.91 (f)	80.62%	1.17%	11.25%	5.6
2018	May 24, 2018	718,764	470,544	20.18	12.68 (g)	55.58%	0.60%	6.50%	6.4
2019	October 28, 2019	1,749,223	1,470,356	25.40	12.10 (h)	61.98%	3.17%	9.00%	7.8
2020	July 30, 2020	760,986	614,535	20.57	14.44(i)	71.37%	0.92%	6.24%	8.6
2021	July 28, 2021	658,189	613,307	21,05	14,44(i)	74.34%	0.00%	8.85%	9,6
Total		14,742,843	7,432,661	12.90
(a)	Fair value calculated by the average between R$6.04, R$5.35 and R$4.56 for their vesting periods (2012, 2013 and 2014).
(b)	Fair value calculated by the average between R$7.34, R$6.58 and R$5.71 for their vesting periods (2013, 2014 and 2015).
(c)	Fair value calculated by the average between R$8.20, R$7.89 and R$7.85 for their vesting periods (2014, 2015 and 2016).
(d)	Fair value calculated by the average between R$3.61, R$3.30 and R$3.19 for their vesting periods (2015, 2016 and 2017).
(e)	On July 27, 2016, 900,000 shares were granted in addition to the 2016 plan. The fair value was calculated by the average between R$1.29, R$1.21 and R$1.22 for their vesting periods (2017, 2018 and 2019).
(f)	Fair value calculated by the average between R$8.12, R$7.88 and R$7.72 for their vesting periods (2017, 2018 and 2019).
(g)	Fair value calculated by the average between R$13.26, R$12.67 and R$12.11 for their vesting periods (2018, 2019 and 2020).
(h)	Fair value calculated by the average between R$12.90, R$12.32 and R$11.65 for their vesting periods (2019, 2020 and 2021).
(i)	Fair value calculated by the average between R$15.39, R$14.89, R$14.31 and R$13.64 for their vesting periods (2020, 2021, 2022 and 2023).

The price of the Company's share traded on B3 on December 31, 2021 was R$17.03 (R$24.94 on December 31, 2020).

The movement of stock options during the fiscal year ended December 31, 2021 is shown below:

	Number of Stock Options	Weighted Average Price of the Period
Options Outstanding on December 31, 2020	7,529,612	11.59
Options Granted	658,189	21.05
Options Exercised	(140,718)	6.96
Options canceled and adjustments in estimated prescribed rights	(614,422)	20.79
Options Outstanding on December 31, 2021	7,432,661	12.90

Number of Options Exercisable on:
December 31, 2020	5,752,726	10.32
December 31, 2021	6,407,403	12.62

The expense recognized in income (expenses) for the fiscal year corresponding to stock option plans in the fiscal year ended December 31, 2021 was R$11,482 (R$12,063 in the fiscal year ended December 31, 2020).

81

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

26.2.	Restricted Share Plan – GOL

The Company's Restricted Share Plan was approved on October 19, 2012 at the Extraordinary Shareholders’ Meeting, and the first grants were approved at a meeting of the Board of Directors in the same year. The table below shows the plans that have transferable shares on December 31, 2021.

Share’s Year	Approval Date	Total Shares Granted	Total Transferable Shares	Average Price on the Grant Date
2016	Jun 30, 2016	4,007,081	-	2,62
2017	August 08, 2017	1,538,213	-	8,44
2018	May 24, 2018	773,463	-	20.18
2020	July 30, 2020	801,311	746,694	20.57
2021	April 30, 2021	858,068	799,556	21.05
Total	December 31, 2021	7,978,136	1,546,250

The movement in total restricted shares during the fiscal year ended December 31, 2021 is shown below:

Total Restricted Shares
Restricted Shares on December 31, 2020	1,203,483
Shares Transferred (*)	(595,976)
Grants Granted	858,068
Restricted Shares Cancelled and Adjustments in Estimated Expired Rights	(80,675)
Restricted Shares on December 31, 2021	1,546,250

(*) During the fiscal year ended December 31, 2021, the Company transferred 581,499 shares through equity instruments (treasury shares) and the remainder, equivalent to 14,477 shares, was duly settled.

The expense recognized in income (expenses) for the fiscal year corresponding to stock option plans in the fiscal year ended December 31, 2021 was R$9,469 (R$8,976 in the fiscal year ended December 31, 2020).

27.	Transactions with Related Parties

27.1.	Loan Agreements - Non-current Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	2021	2020	2021	2020

GOL	GLA	Loan	3.42%	903,297	915,226	-	-
GAC	GLA	Loan	(*)	1,257,057	1,347,546	6,692	8,791
Gol Finance	GLA	Loan	4.06%	4,847,921	2,634,559	-	-
Total				7,008,275	4,897,331	6,692	8,791

(*) According to the local legislation, the Company applies symbolic interest rates.

On December 31, 2021, the Company had no dividends and interest on shareholders’ equity receivable (R$24,120 on December 31, 2020).

82

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the Contracts	Interest Rate (p.a.)	December 31, 2021	December 31, 2020
Gol Finance	GOL	Subscription Bonus(*)	07/2024	-	602,350	602,350
Gol Finance Inc.	GAC	Loan	01/2023	8.64%	1,269,464	1,149,501
Gol Finance	GAC	Loan	03/2025	3.83%	1,181,126	1,157,009
Gol Finance	Gol Finance Inc.	Loan	04/2023	1.92%	557,544	305,702
Gol Finance Inc.	Gol Finance	Loan	07/2020	11.70%	1,938	1,805
Smiles Fidelidade	GLA	Advance Ticket Purchases	-	-	-	2,011,291
Smiles Fidelidade	GLA	Mileage Sale	-	-	-	9,627
Smiles Fidelidade	GLA	Management Fee	-	-	-	308
Smiles Fidelidade	GLA	Indemnity Agreement Letter	-	-	-	530
GLA	Smiles Fidelidade	Shared Services	-	-	-	6,363
GLA	Smiles Fidelidade	Onlendings	-	-	-	15,683
GLA (**)	Smiles Viagens	Dividends	-	-	267	267
Smiles Viagens	GLA (**)	Onlendings	-	-	687	414
Smiles Argentina	GLA (**)	Onlendings	-	-	4,466	5,152
Total					3,617,842	5,266,002

(*) The subsidiary Gol Finance, through Gol Equity Finance, acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes.

(**) With the merger of Smiles Fidelidade into GLA on September 1, 2021, the credits (liabilities) were transferred to the merging company.

27.2.	Transportation and Consulting Services

Throughout its operations, the Company, by itself and through its subsidiaries, signed agreements with the companies listed below, part of the Company’s economic group:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, actual until March 9, 2023; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, actual until September 30, 2026.

On December 31, 2021, the subsidiary GLA recognized a total expense related to these services of R$4,712 (R$5,779 on December 31, 2020). On the same date, the balance to pay to related companies, under “suppliers”, was of R$3,397 (R$3,344 on December 31, 2020), and mainly refers to transportation services with Viação Piracicabana Ltda and Expresso Caxiense S.A.

83

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

27.3.	Account Opening UATP Contracts (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; with an indefinite term, with the purpose to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control FIP Volutto and Mobi FIA, the main shareholders of the Company.

27.4.	Commercial Partnership and Maintenance Agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the fiscal year ended on December 31, 2021, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$81,264 (R$171,290 on December 31, 2020). On December 31, 2021, the Company has R$99,976 in the “Suppliers” account under current liabilities (R$72,519 on December 31, 2020).

27.5.	Guarantee-Provision Compensation Agreement

On October 27, 2020, the Company, through its subsidiary Gol Finance, issued a debt (guaranteed financing) totaling US$250 million, with a guarantee of assets granted by Mobi FIA, by signing the Shares, Assets, and Credit Rights Pledge Agreement and, as a result, will receive a compensation from the Company, as per the agreement. In the period ended December 31, 2021, this debt was fully paid and the guarantees were freed.

27.6.	Compensation of the Key Management Personnel

	Consolidated
	2021	2020
Salaries, Bonus and Benefits (*)	45,014	35,147
Payroll Charges	11,981	13,454
Share-Based Compensation	21,798	15,509
Total	78,793	64,110

(*) Includes compensation for members of the Management and audit committee.

84

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.	Revenue

	Consolidated
	2021	2020
Passenger Transportation (*)	7,119,086	5,958,848
Cargo	361,648	316,318
Mileage Revenue	267,344	341,197
Other Revenues	36,866	47,053
Gross Revenue	7,784,944	6,663,416

Incurring Taxes	(351,560)	(291,599)
Net Revenue	7,433,384	6,371,817

(*) Of the total amount, R$210,018 for the fiscal year ended on December 31, 2021 made up of the revenue from no-show, rescheduling, ticket cancellation (R$252,730 for the year ended December 31, 2020).

In the fiscal year ended December 31, 2021, revenues earned in the foreign market represent less than 10% of total revenues.

29.	Costs of Services and Operational Expenses

	Parent Company		Consolidated
	2021	2020	2021	2020
Cost of Services
Personnel	-	-	(1,261,674)	(1,018,411)
Fuels and Lubricants	-	-	(2,631,900)	(2,025,701)
Maintenance, Material and Repairs	-	-	(2,200,678)	(335,868)
Passenger Costs	-	-	(549,517)	(389,998)
Services	-	-	(178,437)	(183,687)
Landing Fees	-	-	(456,006)	(411,065)
Depreciation and Amortization	-	-	(988,504)	(1,041,782)
Other Operating Costs	-	-	(326,980)	(246,793)
Total Cost of Services	-	-	(8,593,696)	(5,653,305)

Selling Expenses
Personnel	-	-	(28,429)	(27,039)
Services	-	-	(114,016)	(83,595)
Sales and Marketing	(369)	-	(406,553)	(324,185)
Other Selling Expenses	(73)	-	(34,686)	(31,079)
Total Selling Expenses	(442)	-	(583,684)	(465,898)

Administrative Expenses
Personnel (a)	(11,819)	(11,418)	(743,572)	(558,977)
Services	(82,501)	(25,066)	(622,920)	(455,962)
Depreciation and Amortization	-	-	(108,054)	(37,352)
Other Administrative Expenses (b)	(78,077)	(8,022)	(576,830)	(267,690)
Total Administrative Expenses	(172,397)	(44,506)	(2,051,376)	(1,319,981)

Other Operational Revenues (Expenses)
Sale-Leaseback Transactions (d)	2,113	372,712	5,913	551,942
Boeing Agreement Expense Recovery	-	-	23,725	193,503
Recovery of Taxes Paid	-	-	78,920	225,385
Idleness - Depreciation and Amortization (c)	-	-	(239,255)	(765,456)
Idleness - Personnel (c)	-	-	(394)	(161,201)
Other Operating Expenses	4,186	6,421	91,868	71,789
Total Other Operating Revenues and (Expenses), Net	6,299	379,133	(11,276,979)	115,962

Total	(166,540)	334,627	(11,267,979)	(7,323,222)
(a)	The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Board in the "Salaries" line item.
(b)	The increase in these expenses in the fiscal year is substantially linked to provisions for lawsuits, see Note 23.3.
(c)	See Note 1.1
(d)	See Note 17.1
85

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.	Financial Income (Expenses)

	Parent Company		Consolidated
	2021	2020	2021	2020
Financial Revenues
Gains from Financial Investments	9,432	5,448	36,982	117,563
Others (a) (b)	146,945	125,148	11,812	70,427
Total Financial Revenues	156,377	130,596	48,794	187,990

Financial Expenses
Interest and Costs on Loans and Financing	(757,385)	(608,717)	(896,091)	(727,318)
Interest on Leases	-	-	(880,626)	(818,529)
Interests on the Provision for Aircraft Return	-	-	(57,976)	(67,609)
Commissions, Bank Charges and Interest on Other Operations	(21,313)	(54,733)	(318,570)	(229,024)
Others	(8,519)	(22,562)	(47,782)	(108,631)
Total Financial Expenses	(787,217)	(686,012)	(2,201,045)	(1,951,111)

Derivative Financial Instruments
Conversion Right and Derivatives - ESN, Net (c)	200,267	300,266	200,267	300,266
Other Derivative Financial Instruments, Net	-	-	(1,515)	(374,047)
Total Derivative Financial Instruments	200,267	300,266	198,752	(73,781)

Monetary and Foreign Exchange Variations	(252,331)	(731,397)	(1,588,133)	(3,028,547)

Total	(682,904)	(986,547)	(3,541,632)	(4,865,449)

(a)	In the fiscal year ended December 31, 2021 of the total parent company and consolidated balance, R$2,886 and R$16,791, respectively, refer to PIS and COFINS levied on financial revenues earned, as per Decree 8426 of April 1, 2015 (R$4,558 and R$38,553 in the fiscal year ended December 31, 2020).
(b)	The balance recorded in Others in the Parent Company includes interest on loan totaling R$149,830 in the fiscal year ended December 31, 2021 (R$135,213 in the fiscal year ended December 31, 2020).
(c)	See Note 32.2 (ESN and Capped call).

31.	Commitments

On December 31, 2021, the Company had 103 firm orders (95 on December 31, 2020) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The present value of firm orders on December 31, 2021, considering an estimate of contractual discounts, corresponds to around R$21,947,804 (R$16,636,198 on December 31, 2020), equivalent to US$3,932,946 (US$3,201,301 on December 31, 2020), and are segregated as follows:

	Consolidated
	2021	2020
2022	2,805,899	-
2023	3,384,587	2,707,544
2024	6,101,396	5,110,707
2025	6,428,138	5,801,193
2026	3,227,784	3,016,754
Total	21,947,804	16,636,198

86

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Of the total commitments presented above, the Company should disburse R$6,989,381 (corresponding to US$1,252,465 on December 31, 2021) as prepayments for aircraft acquisition, according to the financial flow below:

	Consolidated
	2021	2020
2021	-	171,935
2022	248,109	1,130,099
2023	1,174,768	2,159,742
2024	2,145,764	2,183,366
2025	2,279,227	837,921
2026	1,141,513	56,283
Total	6,989,381	6,539,346

On December 31, 2021 Company also has the commitment related to the acquisition of MAP Transportes Aereos, as disclosed in Note 1.6.

32.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The CPR establishes guidelines, limits, and monitors the controls, including mathematical models adopted to continuously monitor the exposures and possible financial impacts, in addition to preventing the exploitation of operations of a speculative nature with financial instruments.

The Company does not hedge the entire risk exposure; therefore, the Company is subject to market variations for a significant part of its assets and liabilities exposed to the above risks. The decisions on the part to be hedged consider the financial risks and costs of the hedging and are set and reviewed at least monthly, in line with CPR’s strategies. The income (expenses) from operations and controls to manage risks are part of the monitoring carried out by the Committee and have been satisfactory to the proposed goals.

The airline industry remains exposed to the risks linked to the advance of the pandemic and new strains of the virus and to possible new restrictions by government authorities to stop the disease, so that the Company's financial income (expenses) may suffer impacts. Although the pandemic, in particular the prolongation of the pandemic and its uncertainties, is expected to have consequences for the financial income (expenses) of airlines in general, the risks linked to the Company must be measured in light of its financial position.

87

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company’s consolidated financial instruments on December 31, 2021, and 2020 are as follows:

	Parent Company				Consolidated
	Measured at Fair Value through Income (Expenses)		Cost amortized		Measured at Fair Value through Income (Expenses)		Cost amortized
	2021	2020	2021	2020	2021	2020	2021	2020
Assets
Cash and Bank Deposits	2,981	374,271	-	-	116,123	428,812	-	-
Cash Equivalents	207,960	49,666	-	-	370,135	234,018	-	-
Investments	4,378	4,437	-	-	373,689	1,173,942	-	-
Trade Receivables	-	-	-	-	-	-	850,863	739,699
Rights from Derivative Transactions	107,170	87,663	-	-	114,060	128,809	-	-
Deposits (a)	-	-	2,790	68,423	-	-	1,373,109	1,390,890
Dividends and Interest on Shareholders’ Equity to Receive	-	-	-	24,120	-	-	-	-
Credits with Related Companies	-	-	7,008,275	4,897,331	-	-	-	-
Other Credits	-	-	14,458	9,640	-	-	189,017	179,160

Liabilities
Loans and Financing (b)	162,568	346,030	9,859,000	7,283,683	162,568	346,030	11,737,462	9,630,936
Leases to Pay	-	-	-	-	-	-	10,762,984	7,584,192
Suppliers	-	-	84,351	72,702	-	-	1,898,970	1,645,194
Suppliers - Forfaiting	-	-	-	-	-	-	22,733	-
Liabilities with Derivative Transactions	-	-	-	-	-	5,297	-	-
Obligations to Related Parties	-	-	6,692	8,791	-	-	-	-
Other Liabilities	-	-	581,767	316,030	-	-	1,023,700	618,754

(a)	Excludes court deposits, as described in Note 12.
(b)	The amounts on December 31, 2021 and 2020, classified as measured at fair value through income (expense), are related to the derivative contracted through Exchange Senior Notes.

In the fiscal year ended December 31, 2021, there was no change in the classification between categories of the financial instruments.

88

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives					Non-Derivative
	Fuel	Interest Rate	Exchange Rate	Capped Call	ESN 2024	Revenue Hedge	Total
Fair Value Changes
Rights (Liabilities) with Derivatives on December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Gains (Losses) Recognized in Income (Expenses)	-	-	635	19,507	183,462	-	203,604
Gains Recognized in Equity Valuation Adjustments	98,821	-	-	-	-	-	98,821
Received During the Fiscal Year	(126,097)	-	(2,318)	-	-	-	(128,415)
Rights (Liabilities) with Derivatives on December 31, 2021	6,890	-	-	107,170	(162,568)	-	(48,508)
Rights from Derivative Transactions - Current	4,936	-	-	-	-	-	4,936
Rights from Derivative Transactions - Non-Current	1,954	-	-	107,170	-	-	109,124
Loans and Financing	-	-	-	-	(162,568)	-	(162,568)

Changes in the Equity Valuation Adjustments
Balances on December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)
Fair Value Adjustments in the Fiscal Year	98,821	-	-	-	-		98,821
Adjustments of Hedge Accounting of Revenue	-	-	-	-	-	222,873	222,873
Net Reversals to Income (Expenses)	56,740	6,378	-	-	-	7,463	70,581
Balances on December 31, 2021	(9,228)	(296,829)	-	-	-	(612,744)	(918,801)

Effects on Income (Expenses)	(56,740)	(6,378)	635	19,507	183,462	(230,336)	(89,850)
Net Revenue	-	-	-	-	-	(6,640)	(6,640)
Cost of Services	(60,968)	-	-	-	-	-	(60,968)
Financial Income (Expenses) - Derivative Financial Instruments	4,228	(6,378)	635	13,463	186,804	-	198,752
Financial Income (Expenses) - Monetary and Foreign Exchange Variations	-	-	-	6,044	(3,342)	(223,696)	(220,994)

89

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - Financial Instruments (equivalent to IFRS 9).

On December 31, 2021, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in US Dollar.

The schedule to realize the balance of Equity Valuation Adjustments on December 31, 2021, referring to cash flow hedges, is as follows:

	2022	2023	2024	2025	2026	Afther 2026
Fuel	(9,228)	-	-	-	-	-
Interest Rate	(7,160)	(28,027)	(32,775)	(34,413)	(34,246)	(160,208)
Revenue Hedge	(153,258)	(252,662)	(206,824)	-	-	-
Total	(169,646)	(280,689)	(239,599)	(34,413)	(34,246)	(160,208)

32.3.	Market Risks

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. The main market prices with an impact on the Company are fuel price, exchange rate and interest rate.

The sensitivity analysis of financial instruments was prepared to estimate the impact on income (loss) before taxes and equity on open derivatives position, foreign exchange exposure, and interest rates on December 31, 2021 for the market risks considered relevant by the Company's Management.

In the probable scenario, in the Company's assessment, the maintenance of market levels was considered, so that there are no impacts on income (loss) before taxes and equity. The Company also considered the following scenarios in the risk variable:

•	10% deterioration (adverse scenario I);
•	25% deterioration (adverse scenario II);

The estimates presented do not necessarily reflect the amounts to be ascertained in the next financial statements. The use of different methodologies can have a material effect on the estimates presented.

32.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company may use different instruments to hedge its exposure to the fuel price. The choice depends on factors such as liquidity in the market, the market price of the components, levels of volatility, availability, and margin deposit. The main instruments are futures, calls, calls spreads, collars and swaps.

The Company’s strategy for Fuel Risk Management is based on statistical models. Through the developed model, the Company can (i) measure the economic relationship between the hedging instrument and the hedged object, thus able to assess if the relationship between the price of aviation fuel and the price of foreign fuel behaves as expected; and (ii) adequately define the hedged index, thus able to establish the appropriate volume to be contracted to hedge the number of liters of fuel that will be consumed in a given period.

The Company’s models consider the potential factors of inefficiency that may impact on risk management strategies, such as changes in the pricing of aviation fuel by suppliers and the

90

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

mismatch of the term of the hedging instrument and the hedged object.

The Company has hedged by hedge contracts approximately 2.2% of its fuel consumption for the year 2022, 1.7% for the year 2023..

The table below shows the sensitivity analysis considering fluctuations in prices of aviation fuel priced in US dollars, based on the price of the barrel on December 31, 2021 priced at US$75.21:

	Fuel
	Barrel Price (in USD)	Impact (in thousands of Brazilian Reais)
Decline in Prices/Barrel (-25%)	51.17	(4,361)
Decline in Prices/Barrel (-10%)	67.69	(1,760)
Increase in Prices/Barrel (+10%)	82.37	1,621
Increase in Prices/Barrel (+25%)	85.29	3,701

32.3.2.	Interest Rate

The Company’s strategy for interest risk management combines fixed and floating interest rates and establishes if it will be necessary to expand or reduce the interest rate exposures. The Company manages its exposure by calculating the Basis Point Value (“BPV”) of each agreement and uses volumes that correspond to the amount of BPVs necessary to achieve the goals proposed in the Risk Management to contract derivatives.

Through statistical models, the Company proves the economic relationship between the hedging instrument and the hedged object, considering potential factors of ineffectiveness, such as the mismatch of the term of the hedging instrument and the hedged object.

The Company is mainly exposed to lease transactions indexed to changes in the interest rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On December 31, 2021, the Company and its subsidiaries do not have outstanding interest derivative contracts.

91

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

On December 31, 2021, the Company held financial investments and debts with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on December 31, 2021 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial Investments Net of Financial Debt (a)
Risk	CDI Rate Increase	Libor Rate Increase
Reference Rates	9.15%	0.17%
Exposure Amount (b)	(550,971)	(2,544,529)
Remote Favorable Scenario (-25%)	14,406	1,113
Possible Favorable Scenario (-10%)	5,762	445
Possible Adverse Scenario (+10%)	(5,762)	(445)
Remote Adverse Scenario (+25%)	(14,406)	(1,113)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of December 31, 2021.

32.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	2021	2020	2021	2020
Assets
Cash, Cash Equivalents and Investments	3,626	374,979	153,040	491,258
Trade Receivables	-	-	171,473	120,167
Deposits	2,790	68,423	1,373,109	1,390,890
Rights from Derivative Transactions	107,170	87,663	114,060	128,809
Total Assets	113,586	531,065	1,811,682	2,131,124

Liabilities
Loans and Financing	(10,021,568)	(7,629,713)	(10,677,266)	(9,132,988)
Leases to Pay	-	-	(10,724,976)	(7,536,677)
Suppliers	(32,272)	(24,357)	(497,877)	(481,001)
Provision for Aircraft and Engine Return	-	-	(2,679,833)	(1,030,915)
Liabilities with Derivative Transactions	-	-	-	(5,297)
Total Liabilities	(10,053,840)	(7,654,070)	(24,579,952)	(18,186,878)

Exchange Rate Exposure Liabilities	(9,940,254)	(7,123,005)	(22,768,270)	(16,055,754)

Commitments Not Recorded in the Statements of Financial Position
Future Liabilities from Firm Aircraft Orders	(21,947,804)	(23,269,198)	(21,947,804)	(23,269,198)
Total	(21,947,804)	(23,269,198)	(21,947,804)	(23,269,198)

Total Exchange Rate Exposure R$	(31,888,058)	(30,392,203)	(44,716,074)	(39,324,952)
Total Exchange Rate Exposure - US$	(5,714,194)	(5,848,366)	(8,012,915)	(7,567,293)
Exchange Rate (R$/US$)	5.5805	5.1967	5.5805	5.1967

On December 31, 2021, the Company considered the closing exchange rate of R$5.5805/US$1.00 as the likely scenario. The table below shows the sensitivity analysis and the effect on Income (Expenses) of exchange rate fluctuations in the exposure on December 31, 2021:

92

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

		Effect on Income (Expenses)
	Exchange Rate	Parent Company	Consolidated
Net Liabilities Exposed to the Risk of Appreciation of the U.S. dollar	5.5805	9,940,254	22,768,270
Dollar Depreciation (-25%)	4.1854	2,485,064	5,692,068
Dollar Depreciation (-10%)	5.0225	994,025	2,276,827
Dollar Appreciation (+10%)	6.1386	(994,025)	(2,276,827)
Dollar Appreciation (+25%)	6.9756	(2,485,064)	(5,692,068)

32.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the Note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

32.4.	Credit Risk

The credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

32.5.	Liquidity Risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating liabilities at the maturity dates. To meet the liquidity risk management, the Company invests its resources in liquid assets (federal government bonds, CDBs, and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the debt must be greater than the weighted average term of the investment portfolio.

93

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The schedules of financial liabilities held by the Company's consolidated financial liabilities on December 31, 2021, and 2020 are as follows:

	Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	164,304	-	8,998,421	858,843	10,021,568
Suppliers	84,335	-	16	-	84,351
Obligations to Related Parties	-	-	6,692	-	6,692
Other Liabilities	85,843	-	495,923	-	581,766
On December 31, 2021	334,482	-	9,501,052	858,843	10,694,377

Loans and Financing	638,965	-	6,201,580	789,168	7,629,713
Suppliers	72,702	-	-	-	72,702
Obligations to Related Parties	8,791	-	-	-	8,791
Other Liabilities	-	-	316,030	-	316,030
On December 31, 2020	720,458	-	6,517,610	789,168	8,027,236

	Consolidated
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and Financing	478,566	156,048	10,373,517	891,899	11,900,030
Leases to Pay	1,209,215	848,472	5,159,608	3,545,689	10,762,984
Suppliers	1,820,056	-	78,914	-	1,898,970
Suppliers - Forfaiting	22,733	-	-	-	22,733
Other Liabilities	455,251	-	568,449	-	1,023,700
On December 31, 2021	3,985,821	1,004,520	16,180,488	4,437,588	25,608,417

Loans and Financing	2,120,462	232,817	6,804,167	819,520	9,976,966
Leases to Pay	647,850	669,158	4,763,614	1,503,570	7,584,192
Suppliers	1,612,536	-	32,658	-	1,645,194
Liabilities with Derivative Transactions	5,297	-	-	-	5,297
Other Liabilities	287,275	-	331,479	-	618,754
On December 31, 2020	4,673,420	901,975	11,931,918	2,323,090	19,830,403

32.6.	Measurement of the Fair Value of Financial Instruments

To meet the disclosure requirements of financial instruments measured at fair value, the Company and its subsidiaries must group these instruments at levels 1 to 3 based on the observable degree of fair value:

•	Level 1: Fair value measurements are obtained from quoted (unadjusted) prices in identical active or passive markets;
•	Level 2: Fair value measurements are obtained from other variables other than the quoted prices included within Level 1, which are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3: Fair value measurements are obtained from valuation techniques that include variables for the asset or liability but are not based on observable market data (unobservable data).

94

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The following table shows a summary of the financial instruments measured at the fair value of the Company and its subsidiaries, including their related classifications of the valuation method, on December 31, 2021 and 2020:

	Parent Company
		2021		2020
	Fair Value Level	Book Value	Fair Value	Book Value	Fair Value
Cash and Cash Equivalents	Level 1	3,285	3,285	652	652
Cash and Cash Equivalents	Level 2	207,656	207,656	49,014	49,014
Investments	Level 2	4,378	4,378	236	236
Rights from Derivative Transactions	Level 2	107,170	107,170	87,663	87,663
Loans and Financing	Level 1	(162,568)	(162,568)	(346,030)	(346,030)

	Consolidated
		2021		2020
	Fair Value Level	Book Value	Fair Value	Book Value	Fair Value
Cash and Cash Equivalents	Level 1	156,996	156,996	59,936	59,936
Cash and Cash Equivalents	Level 2	329,262	329,262	170,359	170,359
Investments	Level 1	2,042	2,042	22,465	22,465
Investments	Level 2	83,592	83,592	1,151,477	1,151,477
Rights from Derivative Transactions	Level 2	114,060	114,060	128,809	128,809
Loans and Financing	Level 1	(162,568)	(162,568)	(346,030)	(346,030)
Liabilities with Derivative Transactions	Level 2	-	-	(5,297)	(5,297)

The fair value of financial instruments measured at amortized cost was not disclosed since the fair value approximates their book value based on the established conditions, mainly due to the short term of maturity of these assets and liabilities. The fair values for loans and financing, which differ from the book balances, in turn, are disclosed in Note 16.

32.7.	Capital Management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	Consolidated
	2021	2020
Total Loans and Financing	11,900,030	9,976,966
Total Leases to Pay	10,762,984	7,584,192
(-) Cash and Cash Equivalents	(486,258)	(662,830)
(-) financial Investments	(373,689)	(1,173,942)
Net Debt	21,803,067	15,724,386

33.	Non-Cash Transactions

	Parent Company
	2021	2020
ISE to Distribute, Ex-Taxes (Investments /JSCP)	-	24,120
Share-Based Compensation (Investments / Capital Reserve)	21,578	(22,298)
Effects of Change in Equity Interest (Investments / Capital Reserves)	-	352
Unrealized Income (Expenses) of Derivatives (Investments/Equity Valuation Adjustments)	328,955	(781,033)
Actuarial Losses of Post-Employment Benefit of Subsidiary (Investments / Equity Valuation Adjustments)	41,524	14,376
95

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Capital Increase by Issuing Shares to Non-Controlling Shareholders (Investments / Share Capital)	606,839	-
Income (Expenses) from Treasury Shares Sold (Treasury Shares / Capital Reserve)	279	-
Treasury Shares Transferred (Treasury Shares / Capital Reserve)	19,834	-

	Consolidated
	2021	2020
Debt Amortization with Linked Investments (Financial Investments / Loans and Financing)	198,270	-
Deposits Invested (Deposits / Leases to Pay)	41,974	77,009
Forfaiting (Forfaiting/Loans)	-	411,457
Acquisition of Property, Plant & Equipment Through Financing (Property, Plant & Equipment / Loans And Financing)	-	25,974
Capitalized Deposits (Deposits / Property, Plant & Equipment)	-	39,729
Right of Use of Flight Equipment (Property, Plant & Equipment / Leases to Pay)	2,295,903	165,146
Financial Lease Agreement Renegotiation (Property, Plant & Equipment / Leases to Pay)	778,379	221,248
Leaseback (Property, Plant and Equipment / Leases to Pay)	209,065	289,102
Provision for Aircraft Return (Property, Plant & Equipment / Provisions)	27,024	-
Post-Employment Benefit Actuarial Losses (Provisions / Equity Valuation Adjustments)	41,524	13,921
Unrealized Income (Expenses) of Derivatives (Derivative Rights/Equity Valuation Adjustments)	328,955	-
Capital Increase Issuing Shares to Non-Controlling Shareholders (Share Capital / Non-Controlling Interest)	606,839	-
Capital Reserve Recognized	744,450	-
Income (Expenses) from Treasury Shares Sold (Treasury Shares / Capital Reserve)	279	-
Treasury Shares Transferred (Treasury Shares / Capital Reserve)	19,834	-
Effects of Change in Equity Interest (Capital Reserves / Minority Interest)	-	(352)
ISE to Distribute, Ex-Taxes	-	23,139
96

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.	Liabilities from Financing Activities

The changes in liabilities from the Company’s financing activities in the years ended December 31, 2021 and 2020 are as follows:

34.1.	Parent Company

	2021
				Adjustment to Profit			Non-Cash Transactions
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash Used in Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Capital Increase from Non-Controlling Shareholders	Capital Increase with Shares to be Issued	Income (Expenses) on the Sale and Transfer of Treasury Shares	Closing Balance
Loans and Financing	7,629,713	1,767,983	(601,060)	654,351	757,385	(186,804)	-	-	-	10,021,568
Share Capital	3,009,436	420,734	-	-	-	-	606,839	2,103	-	4,039,112
Shares to Issue	1,180	926	-	-	-	-	-	(2,103)	-	3
Treasury Shares	(62,215)	588	-	-	-	-	-	-	20,113	(41,514)

	2020
				Adjustment to Profit
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash from Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Closing Balance
Loans and Financing	6,595,140	(522,783)	(515,278)	1,838,911	608,717	(374,994)	7,629,713

97

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.2.	Consolidated

	2021
				Non-Cash Transactions				Adjustment to Profit
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash Used in Operating Activities	Acquisition of Property, Plant & Equipment under New Agreements and Contractual Amendment	Transaction with Non-Controlling Shareholders, Shares to be Issued and Sale/Transfer of Treasury Shares	Amortization with Linked Assets	Distribution of Interim Dividends	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Hedge Results	Closing Balance
Loans and Financing	9,976,966	1,359,595	(704,409)	-	-	(198,270)	-	756,861	896,091	(186,804)	11,900,030
Leases to Pay	7,584,192	(1,449,285)	16,652	3,255,646	-	(41,973)	-	517,126	880,626	-	10,762,984
Dividends and ISE to Pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share Capital	3,009,436	420,734	-	-	608,942	-	-	-	-	-	4,039,112
Shares to Issue	1,180	926	-	-	(2,103)	-	-	-	-	-	3
Treasury Shares	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital Reserve	207,246	(744,450)	21,578	-	724,337	-	-	-	-	-	208,711

(1)	The amount is recorded in the Other Liabilities group, in current liabilities.

				2020
					Non-Cash Transactions					Adjustment to Profit
	Opening Balance	Net Cash (Used in) from Financing Activities	Net Cash from Operating Activities	Property, Plant and Equipment Acquisition Through Financing	Forfaiting	Liability Variation of Variable and Short-Term Leases	Deposit in Guarantee	Write-Offs	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Contractual Amendment	Unrealized Hedge Results	Closing Balance
Loans and Financing	8,409,841	(814,710)	(615,027)	25,974	411,457	-	-	-	2,207,107	727,318	-	(374,994)	9,976,966
Leases to Pay	6,052,780	(1,058,692)	(4,530)	454,248	-	18,731	(47,215)	(704,164)	1,833,257	818,529	221,248	-	7,584,192

98

Notes to the Financial Statements Fiscal Year ended December 31, 2021 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

35.	Subsequent events

35.1.	American Airlines investment agreement

In February 2022, GOL and American Airlines formalized the definitive agreement through an investment commitment to expand their commercial cooperation and a US$200 million investment by American in 22.2 million new preferred shares to be issued by the Company in a capital increase, representing a 5.2% interest in the economic rights deriving from the Company's shares. The closing of the transaction, including the issuance and payment for the new preferred shares to be issued by GOL, is subject to the usual precedent conditions for this type of transaction, among which is the approval by Administrative Council for Economic Defense in Brazil.

35.2.	Financing for fleet transformation

In January 2022, the Company signed a financing agreement of up to US$600 million with Castlelake LP to finance the acquisition of new 737 MAX 8 aircraft. This transaction will include 10 leases with purchase option, with an interest rate of approximately 6% p.a., and 2 sale-leaseback transactions. The proceeds from the transaction will cover 100% of the new aircraft cost acquisition and will provide additional funds that will be used in costs of returning GOL's 737 NG aircraft. Until now, GOL has already received two aircraft under this contract.

89

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer